SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2021

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: full year 2020 and fourth quarter results;

•	Boosting our transformation - Eni strategic plan 2021-2024: towards zero emissions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Elena Badini
Name:	Elena Badini
Title:	Head of Company Law, Governance and Secretariat and Issuers’ Compliance

Date: February 19, 2021

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

Rome

February 19, 2021

Eni: full year 2020 and fourth quarter results

Key operating and financial results

IIIQ			IVQ			Full Year
2020			2020	2019	% Ch.	2020	2019	% Ch.
43.00	Brent dated	$/bbl	44.23	63.25	(30)	41.67	64.30	(35)
1.169	Average EUR/USD exchange rate		1.193	1.107	8	1.142	1.119	2
36.78	Brent dated	€/bbl	37.08	57.13	(35)	36.49	57.44	(36)
95	PSV	€/kcm	156	158	(1)	112	171	(35)
0.7	Standard Eni Refining Margin (SERM)	$/bbl	0.2	4.2	(95)	1.7	4.3	(60)
1,701	Hydrocarbon production	kboe/d	1,713	1,921	(11)	1,733	1,871	(7)
537	Adjusted operating profit (loss) ⁽ᵃ⁾⁽ᵇ⁾	€ million	488	1,805	(73)	1,898	8,597	(78)
515	E&P		802	2,051	(61)	1,547	8,640	(82)
64	Global Gas & LNG Portfolio (GGP)		(101)	(46)	(120)	326	193	69
21	R&M and Chemicals		(104)	(161)	35	6	21	(71)
57	Eni gas e luce, Power & Renewables		132	156	(15)	465	370	26
(153)	Adjusted net profit (loss) ⁽ᵃ⁾⁽ᶜ⁾⁽ᵈ⁾		66	546	(88)	(742)	2,876	(126)
(0.04)	per share - diluted (€)		0.02	0.15		(0.21)	0.80
(503)	Net profit (loss) ⁽ᶜ⁾⁽ᵈ⁾		(725)	(1,891)		(8,563)	148
(0.14)	per share - diluted (€)		(0.20)	(0.53)		(2.39)	0.04
1,774	Net cash before changes in working capital at replacement cost ⁽ᵉ⁾		1,582	2,412	(34)	6,726	11,700	(43)
1,456	Net cash from operations		988	3,725	(73)	4,822	12,392	(61)
902	Net capital expenditure ⁽ᶠ⁾⁽ᵍ⁾		1,206	2,154	(44)	4,970	7,734	(36)
14,525	Net borrowings before lease liabilities ex IFRS 16		11,568	11,477	1	11,568	11,477	1
19,853	Net borrowings after lease liabilities ex IFRS 16		16,586	17,125	(3)	16,586	17,125	(3)
36,533	Shareholders' equity including non-controlling interest		37,556	47,900	(22)	37,556	47,900	(22)
0.40	Leverage before lease liabilities ex IFRS 16		0.31	0.24		0.31	0.24
0.54	Leverage after lease liabilities ex IFRS 16		0.44	0.36		0.44	0.36

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 24.

(b) Due to a new Group-wide structure approved by the management last June to adhere to the decarbonization strategy underway, effective July 1, 2020 the reportable segments of the Company’s financial reporting have been re-designed. As required by international accounting standards, the new segment information is effective as of the beginning of the reporting year with the restatement of the 2019 comparative periods. For more information see page 22.

(c) Attributable to Eni's shareholders.

(d) Net results do not include Eni's share of the JV Saipem result for the fourth quarter 2020, because the investee is due to release its full-year financial report later on.

(e) Non-GAAP measure. Net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses, provisions for extraordinary credit losses/other charges, changes in fair value of commodity derivatives lacking the formal criteria to be designed as hedges, as well as the fair value of forward contracts to sell volumes of gas with physical delivery which were not accounted based on the own use exemption.

(f) Include capital contribution to equity accounted entities.

(g) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

Eni's Board of Directors, chaired by Lucia Calvosa, yesterday approved the unaudited consolidated results for the full year and the fourth quarter of 2020. Having examined the results, Eni CEO Claudio Descalzi said:

“In a year like no other in the history of the energy industry, Eni has proven the robustness and flexibility of its business model by reacting swiftly and effectively to the extraordinary crisis context, while progressing the Company’s irreversible path for the energy transition. In the space of a few months after the outbreak of the pandemic we reduced capital spending and limited the impact of the sharp drop in crude oil prices on the cash flow, strengthening our liquidity and preserving the robustness of our balance sheet. The fourth quarter operating profit and net profit outperformed estimates, achieved through a 44 $/barrel oil price, underpinned by our operating cash generation and the effectiveness of our response to the crisis. The upstream business is strengthening its recovery, while our businesses in the production and sale of decarbonized products achieved excellent results in the year, driven by a 17% Ebit increase from Eni Gas e Luce, a 130% increase in bio-refining processing and 1 GW of new solar and wind generation capacity already installed or sanctioned. We laid foundations for strong growth in renewables by entering two strategic markets, the US and the Dogger Bank wind project in the UK’s North Sea offshore wind market, which will be the largest in the world in the sector. Through leveraging the actions we put in place, our 2020 adjusted cash flow of €6.7 billion was able to finance our capex, with a surplus of €1.7 billion. Net borrowings (before IFRS 16) are at the same level as at the end of 2019, and leverage is at around 30%”.

Highlights for the fourth quarter and the full year 2020

•	Implementation Eni’s strategy to become a leader in the supply of decarbonized products by 2050 combining value creation, sustainability and financial resilience, and to achieve a better-balanced portfolio, reducing the exposure to the volatility of hydrocarbons prices. For these purposes Eni created a new organizational setup in line with the transformative strategy by establishing two business groups: the Natural Resources business which has the task of valorizing the oil&gas portfolio in a sustainable way and of managing the projects of forestry conservation (REDD+) and CO2 capture; and the Energy Evolution business which has the task of growing the businesses of power generation, products manufacturing and retail marketing, progressing the portfolio evolution by expanding the generation of green power and developing sustainable products from decarbonized processes (blue) and from bio masses (bio).

•	The trading environment in 2020 saw the largest drop in oil demand in history (down by an estimated 9% y-o-y) driven by the lockdown measures implemented globally to contain the spread of the COVID-19 pandemic causing a material hit to economic activity, international commerce and travel.

•	The pandemic-induced demand shock led to a collapse in the prices and margins of commodities: the Brent crude oil benchmark was down by 35% y-o-y, the benchmark price of natural gas at the Italian spot market was down by 35% and the Eni benchmark refining margin “SERM” was down by 60%, which materially and adversely affected the Group results of operations and cash flow.

•	To cope with the fallouts of the crisis, management took decisive actions to preserve the Company’s liquidity and to strengthen the balance sheet, while aiming to increase the profitability of operations and the financial resiliency. The Company is set to resume growing once the macro backdrop normalizes.

•	Revised the Company’s strategy and plans for the short-to-medium term leveraging on a reduction of €8 billion in the outlays for expenses and capital expenditures in the two-year period 2020-2021, more exposed to the downturn. Additional financial resources of approximately €0.8 billion are expected to be allocated in the post-crisis years to the expansion of the green businesses, including the installed capacity of renewable power, bio-refineries and growth in the retail market.

•	Capex optimizations achieved mainly in the E&P business by means of re-phasing development projects, which could be resumed once the scenario normalizes. Reshaped the growth profile of production.

•	Assumed a more conservative oil price scenario with a long-term deck of 60 $/barrel for the Brent crude oil benchmark in real terms 2023, down from the previous assumptions of 70 $/barrel, to factor in risks of a delayed macroeconomic recovery, with the potential for weaker energy demands for a sustained period and growing expectations that the aftermath of the pandemic will accelerate the pace of the energy transition considering the fiscal measures being enacted by governments to rebuild the economy on more sustainable grounds. Recognized impairment losses at non-current assets of approximately €3.2 billion, driven by the revised long-term oil and gas price outlook and lower refining margins. In addition €1.3 billion of impairment losses were accounted by Eni’s investees.

•	Issued hybrid bonds for a total amount of €3 billion.

•	The segment information of the Group statutory financial reporting has been upgraded by disclosing the results of the new operating segment “Eni gas e luce, Power & Renewables”.

***

•	Hydrocarbon production for the FY 2020: 1.73 mmboe/d, in line with the Company’s guidance updated following the pandemic.

•	Added 400 million boe of new equity exploration resources at a competitive unit cost of 1.6 $/boe.

•	Proved hydrocarbon reserves at year end: 6.9 billion boe, all sources replacement ratio: 43%; (96% on a three-year average).

•	Adjusted EBIT: €1.9 billion in the full year (€0.5 billion in the fourth quarter) decreased by approximately €6.7 billion, €6.8 billion of which was due to the decline in prices and margins of hydrocarbons and €1 billion due to the effects of COVID-19, partially offset by a better performance for €1.1 billion.

•	Adjusted EBIT Exploration & Production segment: €1.5 billion in the year (€0.8 billion in the fourth quarter), lower y-o-y due to a depressed scenario in hydrocarbon prices and lower production.

•	Adjusted EBIT in the mid-downstream businesses: totaling €0.63 billion; GGP reported €0.33 billion came in higher than the guidance. R&M (including the pro-forma ADNOC Refining result), the Chemicals business, EGL and Power reported results of €0.3 billion in line with guidance, supported by the growth of biofuels and a better performance in the retail gas&power business.

•	Adjusted net profit: €66 million in the quarter. For the full year the adjusted net result was a loss of €0.74 billion.

•	In 2020, net organic capital expenditures were lowered to €5 billion (down by €2.6 billion or 35% vs. the original budget at constant exchange rates) due to the optimizations implemented. Opex were reduced by €1.9 billion compared to the pre-COVID level, of which about 30% is structural.

•	FY cash flow adjusted before working capital at €6.73 billion was enough to fund the net capex, with a surplus of €1.7 billion.

•	Compared to the initial guidance for the cash flow adjusted of €11.5 billion at a Brent price of 60 $/barrel, the shortfall is due to lower hydrocarbon prices (for a total effect of approximately -€4.5 billion) and COVID-19 impact (approximately -€1.7 billion), partly offset by opex savings and a better performance.

•	Year-end leverage: 0.31.

•	Liquidity: Eni is well equipped to withstand an uncertain trading environment in 2021. As at December 31, 2020, the Company can count on a liquidity reserve of approximately €20.4 billion, consisting of €9.4 billion of cash and cash equivalents, €5.5 billion of readily disposable securities, €0.2 billion of short-term financing receivables and €5.3 billion of committed undrawn credit facilities.

•	Confirmed 2020 dividend proposal[1] equal to the floor dividend of €0.36 per share (of which, €0.12 paid as interim dividend in September 2020).

Outlook 2021

The Group financial outlook, its business prospects and the key industrial and profitability targets in the short, medium and long term will be disclosed during the Strategy Presentation which will be held later today. A press release illustrating the Group’s strategy has been issued today and disseminated through the Company’s website (eni.com) and other public means as required by applicable listing standards.

1 The Board of Directors intends to submit a proposal for distributing a dividend of €0.36 per share (€0.86 in 2019) at the Annual Shareholders’ Meeting convened for May 12, 2021. Included in this annual payment is €0.12 per share paid as interim dividend in September 2020. The balance of €0.24 per share is payable to shareholders on May 26, 2021, the ex-dividend date being May 24, 2021.

Business overview

Exploration & Production

•	Hydrocarbon production:

1.71 million boe/d in the fourth quarter 2020 (down by 11% compared to the same period of 2019), 1.73 boe/d in the full year, in line with the consensus.

-	Net of price effects, the decline was due to COVID-19 impacts, related OPEC+ production cuts and lower gas demand, mainly in Egypt. Production start-ups/ramp-ups, better contribution of Kazakhstan and portfolio contributions in Norway were partly offset by lower volumes in Libya driven by an expected contractual trigger, lower entitlements/spending and losses due to force majeure, as well as mature field declines.

-	In the full year start-ups and ramp-ups added 109 kboe/d mainly in Mexico (ramp-up of Area 1), Algeria (Berkine gas field start-up), Congo (Nenè phase 2B start-up) and Angola (Agogo oilfield start-up).

•	Started up gas production in early 2021 in the Sharjah Emirate (UAE), in the Mahani exploration prospect (Eni w.i. 50%) in the onshore Concession B, just one year since discovery and two years after signing the concession agreement.

•	Exploration acreage:

-	awarded the operatorship of the offshore Block 3 (Eni w.i. 70%) of approximately 12,000 square kilometers, in the United Arab Emirates with near-field targets;

-	in Angola awarded the operatorship of the offshore Block 28 (Eni w.i. 60%) in the Namibe and Benguela basins, onshore block Cabinda Central (Eni w.i. 42.5%) and Block 1/14 (Eni w.i. 35%) in shallow waters of the Congo Basin;

-	the JV Vår Energi was awarded 27 new exploration licenses of which 12 operated (as part of the 2019 and 2020 APA rounds), in the three main basins of the Norwegian continental shelf;

-	ratified the award of the onshore exploration block of West Sherbean (Eni w.i. 50%) in the Nile Delta area, in Egypt;

-	ratified the award of the onshore exploration lease Dumre in Albania (Eni w.i. 100%);

-	awarded offshore Indonesia the West Ganal exploration block (Eni operator, w.i. 40%);

-	awarded in January 2021 the operatorship of the exploration license P2511 (Eni w.i. 100%) in the North Sea in the United Kingdom;

-	exploration licenses renewed in Kenya as part of a long-term partnership with the country for access to energy and decarbonization.

•	Exploration success:

-	increased to 1 billion barrels of oil in place at the Agogo discovery in Block 15/06 (Eni operator, w.i. 36.8%), offshore Angola, following a successful appraisal well;

-	made a gas and condensate discovery in the Sharjah Block B in the exploration prospect Mahani (Eni w.i. 50%);

-	made an oil discovery in the Saasken exploration prospect in Block 10 (Eni operator, w.i. 65%), offshore Mexico. Estimated 200-300 million barrels of oil in place;

-	near-field successes in Egypt: two gas discoveries in the Bashrush prospect (Eni operator, w.i. 37.5%) and in the Abu Madi West concession (Eni operator, w.i. 75%) in the Great Nooros Area in the Nile Delta, and two oil discoveries in the Meleiha (Eni operator, w.i. 76%) and in the South West Meleiha onshore concessions (Eni operator, w.i. 100%), all immediately contributing to production and cash flows;

-	increased reserves estimated to 7-9 trillion cubic feet of gas in place and 400-500 million barrels of condensate at the Ken Bau discovery in Block 114 (Eni operator, w.i. 50%), offshore Vietnam.

•	E&P’s adjusted operating profit continued rebounding in the fourth quarter at €0.8 billion, up by approximately 60% compared to the third quarter. The comparison against the previous year reporting periods (down by 61% and 82% in the quarter and in the full year, respectively) was negatively and significantly affected by a 2020 depressed scenario for hydrocarbon prices and by lower production due to anti-COVID actions and the sharp drop in energy demand.

Global Gas & LNG Portfolio

•	Signed a series of agreements with the Arab Republic of Egypt (ARE) and the Spanish partner Naturgy for the restart of the Damietta liquefaction plant, expected by the first quarter of 2021, and the resolution of all pending issues of the JV Uniòn Fenosa Gas with the Egyptian partners and the subsequent restructuring of the venture, which assets will be split between the two shareholders. The deal will strengthen Eni’s portfolio of LNG and allow Eni to directly enter the Spanish gas market.

•	GGP’s adjusted operating result: was a loss of €0.1 billion in the fourth quarter, worse than the same period in 2019, due to an unfavourable trading environment. In the full year, adjusted operating profit was €0.33 billion, up by 69% y-o-y and ahead of expectations due to optimization of the gas and LNG portfolio to exploit value from a volatile scenario.

Refining & Marketing and Chemicals

•	Bio-refineries: throughputs more than doubled from 2019.

•	Restarted and upgraded the Crescentino plant to produce a bioethanol disinfectant from corn glucose syrup, based on the formulation provided by the WHO for medical applications; restarted the biomass power plant for renewable electricity generation.

•	In July 2020, Versalis finalized the acquisition of a 40% interest in Finproject, a company engaged in the production of high-performance polymers, increasing exposure to products more resilient to the volatility of the chemical scenario.

•	R&M’s adjusted operating result: adjusted operating loss of €59 million in the fourth quarter (a profit of €235 million in the full year of 2020, down by 19% compared to the full year of 2019) was driven by a sharply depressed refining scenario due to the crisis in fuel demand and the appreciation of heavy/sour crude oils, which drove the crack spreads of products to multi-year lows with a consequent decline of plants’ utilization rates, against the backdrop of an oversupplied market and high competitive pressures. Instead, bio-refineries performed strongly due to the ramp-up of the Gela plant with increasing volumes to satisfy growing demand needs.

•	Chemicals’ adjusted operating result: the quarterly adjusted operating loss of €45 million was a noticeable improvement on the year-ago quarter, up by 64%, driven by stable sales volumes and a margin recovery, particularly in the polyethylene business. The annual result was a loss of €229 million, 15% better than the previous year, notwithstanding a significant drop in commodity demand due to the global downturn of the second quarter, during the pandemic peak, and the weak recovery of the automotive sector.

Eni gas e luce, Power & Renewables

•	Signed in 2021 an agreement to acquire 100% of Aldro Energía, with a portfolio of approximately 250,000 customers located in Spain and Portugal. The transaction will be completed upon receipt of the authorizations by the relevant authorities.

•	Agreement between Eni gas e luce and Be Charge, to increase the national supply of charging infrastructures for electric mobility. The charging station will be powered by renewable energy, supplied by Eni gas e luce.

•	Acquired a 20% interest in Tate s.r.l., a start-up operating in the activation and management of electricity and gas contracts through digital solutions.

•	Launched a strategic partnership between Eni gas e luce and OVO targeting the residential market in France to raise customer awareness for a responsible use of energy and access to zero-emission technologies leveraging digitalization.

•	Increased the customer base in the gas & power retail market by adding 150,000 delivery points from the end of 2019 (up by 1.6%) due to growth in Italy and in other markets in Europe, notwithstanding the pandemic impact.

•	Expansion of the generation capacity in renewable energies: as of December 31, 2020, reached an installed capacity of 307 MW (up by 133 MW compared to December 31, 2019).

•	Established a strategic alliance with the Italian Group Falck Renewables for an expansion into the US renewable market, in this context:

-	in March, acquired a 49% share of Falck’s photovoltaic plants in operation in the Country (56.7 MW in Eni share);

-	in November, finalized the acquisition from Building Energy SpA of 62 MW of operating capacity (30 MW in Eni share) in wind and solar plants and a pipeline of wind projects up to 160 MW. Production in operation will avoid more than 93 ktonnes of CO2 emissions per year;

-	in November, acquired a 30 MW solar project "ready to build" in Virginia from Savion LLC (14.7 MW in Eni share). The plant will avoid over 33 ktonnes of CO2 emissions per year.

•	Acquired three wind projects from Asja Ambiente for a total capacity of 35.2 MW expected to produce approximately 90 GWh/y, avoiding around 38 ktonnes of CO2 emissions per year.

•	Launched a photovoltaic plant at Volpiano (total capacity of 18 MW) in July with an expected production of 27 GWh/y, avoiding 370 ktonnes of CO2 emissions over the service life of the plant.

•	Signed a Sale and Purchase agreement for the acquisition from Equinor and SSE Renewables of a 20% interest in the Dogger Bank (A and B) offshore wind projects in the UK, which will be the largest wind power facility in the world, with a planned installed capacity of 2.4 GW (100% share), with completion expected in 2023-2024. The operation will contribute 480 MW to the renewable generation capacity and to Eni’s growth targets.

•	Signed an agreement with X–Elio for the acquisition of three photovoltaic projects in Spain for a total capacity of 140 MW.

•	EGL, Power & Renewables’ adjusted operating result: €132 million in the fourth quarter of 2020, down by 15% compared to the same period of 2019; €465 million in the full year of 2020, up by 26% from 2019. The positive annual performance was driven by solid and growing results reported by the retail business, despite the COVID-19 impact on demand and counterparty risk.

Decarbonization and Circular Economy

•	Path to decarbonization: a license was awarded by the UK Oil&Gas Authority to build a carbon storage project in depleted fields located in the Liverpool Bay and the Irish Sea.

•	Valorization of forestry projects: achieved the first allowance of carbon credits by the REDD+ Luangwa Community Forest Project (LCFP) to offset GHG emissions equivalent to 1.5 million tonnes of CO2.

•	Versalis signed an agreement with COREPLA (National Consortium for the Collection, Recycling and Recovery of Plastic Packaging) to develop effective solutions to reutilize plastics, applying Eni’s expertise in the fields of gasification and chemical recycling by means of pyrolysis.

•	Versalis signed an agreement with Forever S.p.A., a leading Italian company in recycling of post-consumer plastics, to develop and market a new range of solid polystyrene products made from re-used packaging.

•	Versalis signed an agreement with AGR, an Italian company that owns a proprietary technology to treat used elastomers, to develop and market new products and applications in recycled rubber, in collaboration with the EcoTyre Consortium, which manages a national network for the collection and processing of ELTs (End-of-Life Tyres).

•	Versalis signed an agreement with AlphaBio Control, a research and development company engaged in the production of natural formulations for the protection of crops, aimed at the production of herbicides and biocides for the disinfection of plant-based and biodegradable surfaces, using the active ingredients produced from the chemistry from the renewable sources platform of Porto Torres.

•	Eni Research Center for Renewable Energy and the Environment in Novara launched a pilot trial for a technology for the capture/reuse of CO2 (CCU) based on bio-fixation through micro-algae, with the production of an algal oil usable in bio-refineries.

•	Agreement between Eni Rewind and Herambiente for the construction in Ravenna in the decommissioned industrial area "Ponticelle", a platform for the treatment of non-recyclable industrial waste able to manage up to 60 ktonnes/year, coherently with circular economy principles.

•	Signed a Memorandum of Understanding (MoU) with Saipem for a collaboration in decarbonisation projects in Italy focused on capture, transport, reuse and storage of CO2 produced by the industrial activity.

•	Signed an agreement with Enel aimed at the study and development of green hydrogen projects, through electrolyzers powered by renewable energy, in the proximity of two Eni refineries, where green hydrogen represents the best decarbonization option.

•	Started a strategic collaboration with the Italian agency CDP and Snam in the field of the energy transition, which includes the study of joint projects in key segments such as the hydrogen supply chain, circular economy (including the use of biomethane) and sustainable mobility in order to support the national decarbonization process.

•	Signed a Memorandum of Understanding (MoU) between Eni Rewind and NOGA (National Oil and Gas Authority) of the Kingdom of Bahrain with the aim of promoting joint initiatives for the management, recovery and reuse of water, soil and waste in Bahrain. The agreement will also contribute to identify further areas of collaboration for the development of innovative circular economy solutions.

ESG performance

•	In 2020, Eni ranked first among 199 companies assessed by the Corporate Human Rights Benchmark (CHRB). CHRB is an internationally recognized benchmark that assesses the companies’ performances, in line with the UN Guiding Principles on Business and Human Rights (UNGP).

•	Eni was listed among the leading companies by the CDP Climate Change and Water Security 2020, obtaining a score of A-, in relation to its commitment to and transparency in tackling climate change and ensuring water security.

•	Eni has improved its performance in the FTSE4Good Developed Index, which measures the Environmental, Social and Governance (ESG) performances, reaching a score of 4.5 out of 5 and is listed among the top 5 performers in the oil&gas sector.

•	The KPIs of Eni’s ESG performance in 2020 are reported on page 39.

Business segments operating results

Exploration & Production

Production and prices

IIIQ			IVQ			Full Year
2020			2020	2019	% Ch.	2020	2019	% Ch.
	Production
817	Liquids	kbbl/d	809	926	(13)	843	893	(6)
4,694	Natural gas	mmcf/d	4,800	5,379	(11)	4,729	5,287	(11)
1,701	Hydrocarbons ⁽ᵃ⁾	kboe/d	1,713	1,921	(11)	1,733	1,871	(7)
	Average realizations
39.64	Liquids	$/bbl	41.57	59.06	(30)	37.06	59.26	(37)
3.44	Natural gas	$/kcf	3.92	4.79	(18)	3.76	4.94	(24)
29.06	Hydrocarbons	$/boe	31.55	43.44	(27)	28.92	43.54	(34)

(a) Effective January 1, 2020, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,310 cubic feet of gas (it was 1 barrel of oil = 5,408 cubic feet of gas). The effect on production has been 16 kboe/d in the fourth quarter and the full year 2020.

•	In the fourth quarter of 2020, oil and natural gas production averaged 1.713 million boe/d (1.733 million boe/d in the full year of 2020), a decrease of 11% compared to the fourth quarter of 2019 (down by 7% from the full year of 2019). Net of price effects, the decline was due to COVID-19 effects and related OPEC+ production cuts as well as lower gas demand, mainly in Egypt. Production start-ups/ramp-ups in Algeria and Mexico, better contribution of Kazakhstan and portfolio contributions in Norway, were partly offset by the lower volumes in Libya driven by an anticipated contractual trigger, lower entitlements/spending and force majeure, as well as mature field declines.

•	Liquids production in the quarter was 809 kbbl/d, down by 13% from the fourth quarter 2019 (843 kbbl/d in the full year, down by 6% compared to the same period of 2019). The reduction in Libya, the effect of OPEC+ cuts, as well as mature field declines were partly offset by the contribution of portfolio activities and production growth in Mexico due to the ramp-up of Area 1, Angola for the start-up of Agogo, Congo due to the Nenè phase 2B start-up, Algeria and Kazakhstan.

•	Natural gas production in the quarter amounted to 4,800 mmcf/d, decreasing by 579 mmcf/d or by 11% y-o-y (4,729 mmcf/d in the full year, down by 11%). Lower production in Libya and the impact of lower natural gas demand in certain areas (mainly in Egypt), as well as lower LNG demand were partly offset by the growth in Algeria due to the start-up of the Berkine gas project and in Kazakhstan.

Proved oil&gas reserves

(mmboe)
Net proved reserves at December 31, 2019		7,268
Additions		271
Production		(634)
Net proved reserves at December 31, 2020		6,905
Reserves replacement ratio, all sources	(%)	43

•	In 2020, net additions of proved reserves were 271 million boe relating to new discoveries, extensions and revisions of previous estimates. These additions drove an all-sources reserve replacement ratio of 43%. Net additions were impacted by unfavorable price effects (for 6 million boe) mainly due to a decreased Brent reference price for reserve estimation (41 $/barrel in 2020 compared to 63 $/barrel in 2019) driving downward revisions of reserves which became uneconomical in this environment and increased entitlements in certain PSAs.

•	The reserve life index was 10.9 years as of December 31, 2020.

•	More information about the Company’s reserves activity for the year will be disclosed in our 2020 Annual Report on Form 20-F due to be filed by the first decade of April.

Results

IIIQ		IVQ			Full Year
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
514	Operating profit (loss)	514	830	(38)	(650)	7,417	..
1	Exclusion of special items	288	1,221		2,197	1,223
515	Adjusted operating profit (loss)	802	2,051	(61)	1,547	8,640	(82)
(102)	Net finance (expense) income	(45)	(40)		(316)	(362)
58	Net income (expense) from investments	161	114		262	312
37	of which: - Vår Energi	148	84		193	122
(402)	Income taxes	(292)	(1,297)		(1,371)	(5,154)
69	Adjusted net profit (loss)	626	828	(24)	122	3,436	(96)
	Results also include:
26	Exploration expenses:	48	114	(58)	510	489	4
43	- prospecting, geological and geophysical expenses	53	63		196	275
(17)	- write-off of unsuccessful wells	(5)	51		314	214
673	Capital expenditure	781	1,775	(56)	3,472	6,996	(50)

•	In the fourth quarter of 2020, the Exploration & Production adjusted operating profit of €802 million rebounded significantly from the previous quarter, up by about 60%, driven by a recovery in the Brent crude oil price. Instead, the comparison with the corresponding period a year ago down by 61% was negatively affected by a depressed hydrocarbons scenario due to the COVID-19 pandemic which impacted economic activity and travel negatively affecting both hydrocarbons realized prices (down by 27% on average) and production. Particularly, lower sales volumes were driven by capex optimizations intended to preserve the Company’s cash flows, the production cuts implemented by the OPEC+ agreement and falling gas demand with more pronounced effects in certain geographies (e.g. Egypt).

•	In the full year of 2020, adjusted operating profit was €1,547 million, down by €7.1 billion y-o-y, or 82%. The decrease was driven by a sharply deteriorated oil and natural gas pricing scenario in all the geographies, particularly in the second quarter which was the hardest hit by the downturn as well as the negative effects of the COVID-19 on production (via capex reduction and operational downtime), the cuts implemented by the OPEC+ agreement and a lower gas demand. Furthermore, the result of the period was affected by a loss incurred in reselling third-party gas volumes produced in Libya, which were marketed in Europe. This resale price is excluded from the calculation of Eni’s average realized gas prices because Eni’s realized prices are calculated only with reference to equity production. Bigger write-off expenses relating to unsuccessful exploration wells also negatively affected the full year performance and were partly offset by the optimization of operating expenses.

•	The segment reported an adjusted net profit of €122 million in the full year of 2020 (it was a profit of €626 million in the quarter), a decrease of 96% due to lower operating profit and lower results accrued by most of the equity-accounted entities driven by a significantly deteriorated trading environment, except for Vår Energi which reported improving results in the fourth quarter.

•	The adjusted tax rate in the full year was negatively and materially affected by a worsening scenario that limited the ability to recognize deferred tax assets on the losses of the period, due to the projection of lower future taxable income, also determining the concentration of positive pre-tax results in countries with higher taxation and on the other hand exacerbated the impact of certain trends such as the non-deductibility/non-recoverability of some cost items (such as costs relating to the exploration phase at new licenses). Furthermore, the tax rate was negatively affected by a tax dis-optimization due to a loss incurred at reselling the non-equity Libyan gas entitlements that was a non-deductible tax item.

For the disclosure on business segment special charges, see page 16.

Global Gas & LNG Portfolio

Sales

IIIQ			IVQ			Full Year
2020			2020	2019	% Ch.	2020	2019	% Ch.
95	PSV	€/kcm	156	158	(1)	112	171	(35)
82	TTF		155	133	17	100	142	(30)
	Natural gas sales	bcm
10.55	Italy		8.65	8.71	(1)	37.30	37.98	(2)
4.27	Rest of Europe		8.26	6.82	21	23.00	26.72	(14)
0.79	of which: Importers in Italy		0.94	1.14	(18)	3.67	4.37	(16)
3.48	European markets		7.32	5.68	29	19.33	22.35	(14)
1.16	Rest of World		1.66	1.52	9	4.69	8.15	(42)
15.98	Worldwide gas sales ⁽*⁾		18.57	17.05	9	64.99	72.85	(11)
2.10	of which: LNG sales		2.90	2.70	7	9.50	10.10	(6)

(*) Data include intercompany sales.

•	In the fourth quarter 2020 natural gas sales of 18.57 bcm increased by 9% compared to the same period of 2019, due to the higher long-term gas volumes marketed outside Italy, mainly in Turkey, as well as higher LNG gas sales. In the full year of 2020 natural gas sales of 64.99 bcm decreased by 11% y-o-y due to the economic downturn driven by the COVID-19 pandemic, which mainly impacted volumes lifted at the thermoelectric and industrial sectors.

Results

IIIQ		IVQ			Full Year
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
(205)	Operating profit (loss)	(290)	281	..	(332)	431	..
269	Exclusion of special items	189	(327)		658	(238)
64	Adjusted operating profit (loss)	(101)	(46)	(120)	326	193	69
	Net finance (expense) income		2			3
2	Net income (expense) from investments	(4)	3		(15)	(21)
(3)	Income taxes	26	(9)		(100)	(75)
63	Adjusted net profit (loss)	(79)	(50)	(58)	211	100	111
1	Capital expenditure	3	7	(57)	11	15	(27)

•	In the fourth quarter of 2020, the Global Gas & LNG Portfolio segment reported an adjusted operating loss of €101 million (down by €55 million compared to the same period of 2019) due to lower gas portfolio optimizations driven by the deteriorated scenario, partly offset by a favourable evolution in the regulatory framework.

In the full year of 2020, the Global Gas & LNG Portfolio segment reported an adjusted operating profit of €326 million, up by 69% over 2019. This was due to the optimization of the gas and LNG assets portfolio, leveraging high price volatility and contracts’ flexibility, as well as to a favourable outcome of an LNG contract renegotiation closed in the third quarter. These positive trends more than offset the lower performance at the gas business negatively affected by a contraction in gas demand at the main European markets due to the COVID-19 pandemic, mainly in the second quarter of 2020, being the height of the crisis.

For the disclosure on business segment special charges, see page 16.

Refining & Marketing and Chemicals

Production and sales

IIIQ			IVQ			Full Year
2020			2020	2019	% Ch.	2020	2019	% Ch.
0.7	Standard Eni Refining Margin (SERM)	$/bbl	0.2	4.2	(95)	1.7	4.3	(60)
3.68	Throughputs in Italy	mmtonnes	3.93	4.86	(19)	14.82	20.70	(28)
2.43	Throughputs in the rest of World		2.48	2.80	(11)	9.07	5.65	61
6.11	Total throughputs		6.41	7.66	(16)	23.89	26.35	(9)
69	Average refineries utilization rate	%	74	85		69	88
151	Bio throughputs	ktonnes	183	126	45	710	311	128
53	Average bio refineries utilization rate	%	64	44		63	44
	Marketing
2.02	Retail sales in Europe	mmtonnes	1.63	2.02	(19)	6.61	8.25	(20)
1.41	Retail sales in Italy		1.14	1.42	(20)	4.56	5.81	(22)
0.61	Retail sales in the rest of Europe		0.49	0.60	(18)	2.05	2.44	(16)
23.0	Retail market share in Italy	%	23.0	23.2		23.3	23.6
2.21	Wholesale sales in Europe	mmtonnes	2.11	2.65	(20)	8.15	10.31	(21)
1.58	Wholesale sales in Italy		1.50	1.93	(22)	5.75	7.68	(25)
0.63	Wholesale sales in the rest of Europe		0.61	0.72	(15)	2.40	2.63	(9)
	Chemicals
1.10	Sales of petrochemical products	mmtonnes	1.33	1.05	27	4.34	4.30	1
66	Average plant utilization rate	%	75	66		65	67

•	In the fourth quarter of 2020, the Standard Eni Refining Margin reported unprofitable values (0.2 $/barrel the average quarterly level, down by 95% from the fourth quarter of 2019; 1.7 $/barrel the average on an annual basis, down by 60% vs. the comparative period) driven by a materially lower demand for fuels, which was hit by the pandemic crisis affecting economic activity and travel, against a backdrop of overcapacity, competitive pressure and high inventory levels. The weak scenario was exacerbated by a recovery in the cost of the oil feedstock, which was supported by implementation of production cuts resolved by the OPEC+ agreement. Refining margins were also penalized by narrowing spreads between sour crudes like the Ural vs. light-sweet crudes, such as the Brent, due to the lower availability of sour crudes due to OPEC+ cuts (the Ural actually traded at premium vs. the Brent of 0.2 $/barrel on average in the quarter), which resulted in low margins at conversion plants.

•	Eni refining throughputs on own account were 6.41 mmtonnes in the fourth quarter 2020, down by 16% vs. the comparative period, including ADNOC Refining crude oil and condensates throughputs, effective since August 1, 2019, following the closing of acquisition. Throughputs at Eni’s refineries in Italy of 3.93 mmtonnes declined by 19% in the quarter (14.82 mmtonnes, down by 28% in the FY), in response to a sharply depressed refining scenario and storage saturation, as a consequence of demand backdrop due to the pandemic.

•	In the fourth quarter 2020, bio throughputs were 183 ktonnes, up by 45% compared to the same period of 2019, due to the higher production runs at the Gela bio-refinery. In the full year of 2020, bio throughputs were 710 ktonnes, more than doubling y-o-y due to the ramp-up of the Gela bio-refinery which entered into operation in August 2019.

•	In the fourth quarter 2020, retail sales in Italy were 1.14 mmtonnes, down by 20%. The decline was driven by lower consumption due to effects associated with the pandemic, with negative impacts mainly in gasoil and gasoline segments. The reduction in the full year (4.56 mmtonnes, down by 22% vs. 2019) was determined by the volume losses incurred as result of the lockdown measures imposed mainly in the second quarter, during the pandemic peak. The market share in the fourth quarter 2020 was 23% (23.2% in the fourth quarter 2019).

•	In the fourth quarter of 2020, wholesale sales in Italy were 1.50 mmtonnes, down by 22% y-o-y (5.75 mmtonnes in the full year, down by 25%), driven by weak industrial activity and by lower sales of jet fuel to the airline sector, which was severely affected by the pandemic.

•	In the fourth quarter of 2020, retail sales in the rest of Europe of 0.49 mmtonnes decreased by 18% y-o-y, driven by lower volumes marketed, due to the second wave of pandemic, which negatively affected the fourth quarter. Lower volumes were reported also in the full year (2.05 mmtonnes, down by 16% compared to the same period of 2019).

•	In the fourth quarter of 2020, wholesale sales in the rest of Europe were 0.61 mmtonnes, down by 15% vs. the same period of 2019. Reductions were mainly reported in Germany and Spain. In the full year sales amounted to 2.40 mmtonnes, down by 9% due to the same markets.

•	Sales of petrochemical products were 1.33 mmtonnes in the fourth quarter, up by 27% compared to the same period of 2019, driven by higher volumes of intermediates, due to a better product availability, polyethylene and elastomers for higher demand, and styrenics, particularly in the appliance and packaging sector. In the full year, sales were substantially in line with 2019 (up by 1%) thanks to the positive performance reported in the intermediates, styrenics and polyethylene segments due to higher product demand, partly mitigated by the generalized reduction in elastomers volumes for a weaker demand at the main end-markets, particularly the automotive sector, as result of the global economic downturn caused by the COVID-19 pandemic and uncertainties about the strength of the recovery which induced operators to decrease storage.

•	Petrochemical product margins improved mainly in the polyethylene segment, driven by higher demand for packaging, with widening spreads vs. ethylene, and styrenics/elastomers due to a decrease in feedstock prices. In the fourth quarter and in the full year, the cracker margin reported an increase as a result of the reduction of the feedstock prices and positive exchange rate effects.

Results

IIIQ		IVQ			Full Year
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
(22)	Operating profit (loss)	(116)	(1,006)	..	(2,440)	(682)	..
30	Exclusion of inventory holding (gains) losses	(110)	(3)		1,290	(318)
13	Exclusion of special items	122	848		1,156	1,021
21	Adjusted operating profit (loss)	(104)	(161)	35	6	21	(71)
74	- Refining & Marketing	(59)	(37)	(59)	235	289	(19)
(53)	- Chemicals	(45)	(124)	64	(229)	(268)	15
1	Net finance (expense) income	(1)	(6)		(7)	(36)
(61)	Net income (expense) from investments	(71)	28		(161)	37
(77)	of which: ADNOC Refining	(58)	36		(167)	23
(18)	Income taxes	(29)	27		(84)	(64)
(57)	Adjusted net profit (loss)	(205)	(112)	(83)	(246)	(42)	..
138	Capital expenditure	256	285	(10)	771	933	(17)

•	In the fourth quarter of 2020, the Refining & Marketing business reported an adjusted operating loss of €59 million, down by €22 million compared to the same period of 2019 (a profit of €235 million in the full year of 2020, down by 19% compared to the full year of 2019). The oil-based refining business reported a lower performance due to a sharply depressed scenario, negatively affected by the pandemic-induced crisis in fuels demand and by a worsening conversion premium resulting in reduced refinery runs, against the backdrop of overcapacity, competitive pressure and high levels of inventories. These impacts were partially offset by optimization actions of the industrial setup and by a positive performance of the bio-refineries thanks to higher processed volumes and margins. The marketing business reported a lower performance due to the pandemic effects, partly offset by optimization and efficiency initiatives.

•	Eni’s chemicals segment reported better results from the previous year, notwithstanding the economic recession caused by the COVID-19 pandemic reduced the consumption of plastics in core industries like the automotive sector. Strengthening economic recovery in Asia in the final part of the year, softening competitive pressures and a margin recovery especially at the polyethylene business supported the segment’s recovery in the fourth quarter, which also benefitted of higher product availability. In the fourth quarter of 2020, the Chemical business reported an adjusted operating loss of €45 million, a significant improvement compared to the same period of 2019 (up by 64%). The full year period reported an adjusted operating loss of €229 million, an improvement of 15% compared with a loss of €268 million in 2019, notwithstanding the strong reduction of sale volumes in the second/third quarter, due to weak demand trends in the European economies triggered by the restrictive measures implemented during the COVID-19 pandemic’s peak, as well as ongoing uncertainties about the strength of the recovery which led operators to postpone purchase decisions. Furthermore, lower sales volumes were negatively affected by reduced product availability due to longer maintenance standstills at the production hubs in response to the COVID-19 emergency (particularly at the steam-cracking of Priolo and Brindisi hub). Finally, these trends were more than offset in the fourth quarter by a recovery in margins especially in the polyethylene business, driven by higher demand and lower extra-European imports.

•	Adjusted net loss of €205 million in the fourth quarter, compared to the net loss of €112 million in the same period of 2019, following a loss related to the investment in ADNOC Refining (a loss of €58 million and €167 million respectively in the quarter and the full year). In the full year, adjusted net loss was €246 million (adjusted net loss of €42 million in the same period of 2019).

For the disclosure on business segment special charges, see page 16.

Eni gas e luce, Power & Renewables

Production and sales

IIIQ			IVQ			Full Year
2020			2020	2019	% Ch.	2020	2019	% Ch.
	EGL
0.66	Retail gas sales	bcm	2.51	2.48	1	7.68	8.62	(11)
3.14	Retail power sales	TWh	3.40	3.06	11	12.71	11.21	13
9.54	Retail customers (POD)	mln pod	9.57	9.42	2	9.57	9.42	2
	Power & Renewables
6.65	Power sales in the open market	TWh	6.58	6.86	(4)	25.33	28.28	(10)
5.43	Thermoelectric production		5.18	5.06	2	20.95	21.66	(3)
108	Energy production from renewable sources	GWh	88	17	..	340	61	..
276	Installed capacity from renewables at period end	MW	307	174	76	307	174	76
80	of which: - photovoltaic	%	77	76		77	76
17	- wind		20	20		20	20
3	- installed storage capacity		3	4		3	4

•	Retail gas sales amounted to 2.51 bcm in the fourth quarter of 2020, slightly increased compared to the same period of 2019 due to a recovery in retail consumptions, a positive seasonal factors offset by the economic downturn following the pandemic crisis, which impacted sales volumes at small and medium-sized enterprises and the wholesale segment. In the full year, retail gas sales amounted to 7.68 bcm, down by 11% vs. the comparative period, mainly due to lower volumes marketed to small and medium-sized enterprises and to the wholesale segment.

•	Retail power sales were 3.40 TWh in the fourth quarter of 2020 and 12.71 TWh in the full year, increasing by 11% and 13% respectively, benefitting from the growth of the retail customers portfolio outside Italy.

•	Power sales in the open market were 6.58 TWh in the fourth quarter, decreased by 4% due to the economic downturn (25.33 TWh in the full year; down by 10% from 2019).

•	Energy production from renewable sources amounted to 88 GWh in the fourth quarter of 2020, a five-fold increase from the same period of 2019 (340 GWh in the full year) due to the installation of and the entry into service of new capacity, as well as the contribution of the US assets acquired in the first quarter of 2020.

•	As of December 31, 2020, the installed capacity from renewables was 307 MW: 77% attributable to photovoltaic plants and 20% attributable to wind facilities.

•	Capacity under construction/advanced stage of development at period end amounted to over 0.6 GW mainly relating to the Dogger Bank A and B project in the UK (480 MW in Eni share, wind offshore), to new installations in Kazakhstan (98 MW, of which 48 MW wind onshore and 50 MW PV solar) as well as to the development of new projects in Italy (around 50 MW, of which 35 MW wind onshore).

Results

IIIQ		IVQ			Full Year
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
43	Operating profit (loss)	404	(25)	..	660	74	..
14	Exclusion of special items	(272)	181		(195)	296
57	Adjusted operating profit (loss)	132	156	(15)	465	370	26
39	- Eni gas e luce	103	116	(11)	325	278	17
18	- Power & Renewables	29	40	(28)	140	92	52
	Net finance (expense) income		(1)		(1)	(1)
(3)	Net income (expense) from investments	2	3		6	10
(15)	Income taxes	(39)	(38)		(141)	(104)
39	Adjusted net profit (loss)	95	120	(21)	329	275	20
63	Capital expenditure	89	136	(35)	293	357	(18)

•	In the fourth quarter of 2020 the retail gas and power business, managed by Eni gas e luce, reported a solid and growing performance (adjusted operating profit of €103 million in the quarter; €325 million in the full year, up by €47 million) notwithstanding reduced sales due to lower consumption following the economic downturn and higher provisions for impairment losses at trade receivables in line with an expected deterioration in the counterparty risk. Performance was supported by commercial and efficiency initiatives, the contribution of extra-commodity business in Italy and by the development of the business in France and Greece. The Power & Renewables business reported an adjusted operating profit of €29 million (down by €11 million compared to the fourth quarter of 2019) and €140 million (up by €48 million) in the quarter and in the full year, respectively, benefitting from higher margins.

For the disclosure on business segment special charges, see page 16.

Group results

IIIQ		IVQ			Full Year
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
10,326	Sales from operations	11,631	16,215	(28)	43,987	69,881	(37)
220	Operating profit (loss)	275	(178)	254	(3,280)	6,432	..
(7)	Exclusion of inventory holding (gains) losses	(69)	14		1,318	(223)
324	Exclusion of special items ⁽ᵃ⁾	282	1,969		3,860	2,388
537	Adjusted operating profit (loss)	488	1,805	(73)	1,898	8,597	(78)
	Breakdown by segment:
515	Exploration & Production	802	2,051	(61)	1,547	8,640	(82)
64	GGP	(101)	(46)	(120)	326	193	69
21	Refining & Marketing and Chemicals	(104)	(161)	35	6	21	(71)
57	EGL, Power & Renewables	132	156	(15)	465	370	26
(84)	Corporate and other activities	(84)	(203)	59	(507)	(602)	16
(36)	Impact of unrealized intragroup profit elimination and other consolidation adjustments	(157)	8		61	(25)

(503)	Net profit (loss) attributable to Eni's shareholders	(725)	(1,891)		(8,563)	148
(5)	Exclusion of inventory holding (gains) losses	(49)	10		937	(157)
355	Exclusion of special items ⁽ᵃ⁾	840	2,427		6,884	2,885
(153)	Adjusted net profit (loss) attributable to Eni's shareholders	66	546		(742)	2,876
(a) For further information see table "Breakdown of special items".

Adjusted results

•	In the fourth quarter of 2020, the Group reported an adjusted operating profit of €488 million, down by €1.3 billion from the same period in 2019 due to negative scenario/COVID-19 effects for approximately €1.7 billion, mitigated by the initiatives implemented by management for €0.4 billion.
•	In the full year of 2020, the Group’s adjusted operating profit of €1,898 million was around €6.7 billion lower than the previous year. Scenario effects were a loss of -€6.8 billion and the operational and volumes losses relating to the impacts associated with COVID-19 pandemic[2] amounted to €1 billion, while the underlying performance was positive for €1.1 billion, due to the drivers disclosed in the business segments review.
•	Adjusted net result was a loss of €742 million (net profit of €66 million in the fourth quarter), due to a weaker operating performance, lower results at equity-accounted JVs and associates due to a deteriorated macroeconomic backdrop as well as a significantly higher tax rate.

Analysis of Group’s tax rate

•	In the full year of 2020, the Group's tax rate recorded a disproportionate value, with accrued income taxes being more than 100% of pre-tax profit due to a depressed pricing scenario which, on the one hand, determined higher relative weight of certain transactions and therefore higher distortive effects of certain tax items than in the past, and on the other hand limited the Company’s ability to recognize deferred tax assets for current losses. The Group tax rate was significantly and negatively affected by the following trends:

-	the incurrence of non-deductible expenses and losses, because their tax recognition depends on the achievement of certain project milestones (such as a project FID) as in the case of explorations expenses or due to being related to intercompany losses as in the case of the one incurred in connection with the resale of the non-equity Libyan gas entitlements; those impacts under normal scenarios are strongly mitigated;

-	the inability to recognize tax-losses carryforwards in certain jurisdictions due to lack of sufficient future taxable profits against which deferred tax assets are offset as required by IAS 12;

2 They comprise a reduction in hydrocarbon production due to capex cut and lower global gas demand, lower offtakes at LNG supply in Asia, lower production sale volumes in R&M and Chemicals, higher allowances for doubtful accounts due to an expected deterioration in the counterparty risk.

-	the recognition of current income taxes on intercompany dividend distribution which created a mismatch due to absence of pre-tax profit at Group level (intercompany dividends are eliminated in the consolidation process).

Net of these transactions, the Group’s normalized tax rate would come at 70% reflecting the high impact in the Eni’s portfolio of PSA oil contracts that have tax rates less sensitive to oil prices.

(€ million)	Full year 2020
	reported (ex-special items)	non-deductible costs, losses and exploration items	unrecognized deferred tax assets on losses for the period	tax accrued on intercompany dividends	normalized tax rate
Pre-tax profit	1,020	738			1,758
Accrued income taxes	1,755		(330)	(195)	1,230
Tax rate	n.s.				70%

Special items

The breakdown of special items recorded in operating profit by segment (a net charge of €3,860 million in the full year and €282 million in the fourth quarter) is as follows:

•	E&P: net charges of €2,197 million in the full year (€288 million in the fourth quarter) related mainly to impairment losses recorded at oil and gas properties in production or under development (€1,928 million, almost related to the first half) following an impairment review of all oil&gas CGUs, driven by a downward revision to management’s expectations for crude oil prices in the long-term, which were reduced to 60 $/barrel and the associated curtailments of expenditures in the years 2020-2021 with the re-phasing of a number of projects, in order to preserve cash generation, as well as negative revisions of reserves. The main impairment losses were recorded at CGUs in Italy, Algeria, Congo, the USA and Turkmenistan. Other special items included: an allowance for doubtful accounts relating to receivables (€77 million in the full year 2020) as well as increased risk provisions (€114 million in the full year);
•	GGP: net charges of €658 million in the full year of 2020 (€189 million in the fourth quarter) included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use accounting (€858 million and €389 million in the full year of 2020 and in the quarter, respectively); the reclassification to adjusted operating profit of the negative balance of €183 million (negative of €83 million in the quarter) related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables; and charge incurred by the difference between the change in gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (gain of €89 million in the fourth quarter and charge of €6 million in the full year);
•	R&M and Chemicals: net charges of €1,156 million in the full year (€122 million in the fourth quarter) relating mainly to impairment losses at refineries (€1,225 million, mainly related to the first half) driven by a lowered outlook for refining margins and expectations for a continuing narrowing in spreads between medium-sour crudes vs light-sweet crude qualities. Other special items related to environmental charges (€11 million and €85 million in the fourth quarter and the full year of 2020, respectively), as well as the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be eligible for the own use exemption (gain of €60 million and of €185 million in the quarter and in the full year of 2020, respectively);
•	EGL, Power & Renewables: net gain of €195 million (€272 million in the fourth quarter) included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (gain of €233 million and of €278 million in the full year and in the fourth quarter, respectively) and provision for redundancy incentives (€20 million in the full year).

Special items recorded at equity-accounted investments in the full year included: (i) charges of €1,111 million relating to the JV Vår Energi, mainly driven by impairment losses recorded at oil&gas assets due to a revised oil price outlook and downward reserve revisions. A special gain was recorded in connection with accrued currency translation differences at finance debt denominated in a currency other than the reporting currency for which the reimbursement cash outflows are expected to be matched by highly probable cash inflows from the sale of production volumes, in the same currency as the finance debt as part of a natural hedge relationship; (ii) a loss of €124 million relating to the alignment of raw material and products inventories to their net realizable values at period end at ADNOC Refining; (iii) charges of €252 million relating to Saipem (these items were accounted by Saipem in the nine months of 2020 because the investee’s full year results are due to be released at a later date).

Reported results

In the full year of 2020, the Group reported a net loss attributable to Eni’s shareholders of €8,563 million compared to a net profit of €148 million reported in 2019. The main contributor was an operating loss of approximately €3.3 billion.

In addition to the drivers described in the review of the Company’s business segments, the operating performance was negatively affected by the recognition of impairment losses of €3.2 billion mainly taken at oil&gas assets and refineries, driven by the revision of the scenario for Brent prices and refining margins. Falling oil and product prices negatively affected inventories evaluation, which were aligned to their net realizable values at period end (resulting in an operating charge of €1.3 billion).

The Group incurred losses of €1.6 billion at joint ventures and other industrial investments which were negatively affected by the same market and industrial trends as operated activities, as well as by impairment losses of tangible assets and inventories valuation allowance.

Finally, the net result was negatively affected by the write-off of deferred tax assets driven by projections of lower future taxable income (€1.3 billion).

Eni SpA

Eni SpA, the parent company of Eni Group, reported a net profit of €1,689 million in the full year, down by €1,289 million y-o-y. The reduction in the operating profit of €1,929 million and the increase of €240 million in income taxes reflecting higher impairments of deferred taxes due to the outlook on their recoverability, were substantially offset by higher net gains on investment (€900 million) relating to higher dividends from certain subsidiaries.

The declining operating performance is mainly due to the R&M business result (€1,712 million) mainly due to stock evaluation and asset impairments reflecting a deteriorated refining scenario, as well as to the E&P segment (€615 million) reflecting the worsening trend in the oil & gas scenario, higher impairment of assets as well as lower produced volumes.

Net borrowings and cash flow from operations

IIIQ		IVQ			Full Year
2020	(€ million)	2020	2019	Change	2020	2019	Change
(501)	Net profit (loss)	(723)	(1,889)	1,166	(8,556)	155	(8,711)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,860	- depreciation, depletion and amortization and other non monetary items	2,456	4,234	(1,778)	12,621	10,480	2,141
(2)	- net gains on disposal of assets	(3)	(126)	123	(9)	(170)	161
658	- dividends, interests and taxes	587	1,558	(971)	3,211	6,224	(3,013)
(74)	Changes in working capital related to operations	(644)	1,338	(1,982)	(30)	366	(396)
85	Dividends received by equity investments	96	119	(23)	509	1,346	(837)
(352)	Taxes paid	(625)	(1,332)	707	(2,049)	(5,068)	3,019
(218)	Interests (paid) received	(156)	(177)	21	(875)	(941)	66
1,456	Net cash provided by operating activities	988	3,725	(2,737)	4,822	12,392	(7,570)
(889)	Capital expenditure	(1,187)	(2,241)	1,054	(4,644)	(8,376)	3,732
(95)	Investments	(33)	(26)	(7)	(392)	(3,008)	2,616
1	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	15	274	(259)	28	504	(476)
(339)	Other cash flow related to investing activities	(12)	(178)	166	(735)	(254)	(481)
134	Free cash flow	(229)	1,554	(1,783)	(921)	1,258	(2,179)
507	Net cash inflow (outflow) related to financial activities	186	(126)	312	1,156	(279)	1,435
372	Changes in short and long-term financial debt	(164)	555	(719)	3,115	(1,540)	4,655
(214)	Repayment of lease liabilities	(193)	(225)	32	(869)	(877)	8
(423)	Dividends paid and changes in non-controlling interests and reserves	(8)	(180)	172	(1,968)	(3,424)	1,456
	Net issue (repayment) of perpetual hybrid bond	2,975		2,975	2,975		2,975
(24)	Effect of changes in consolidation and exchange differences of cash and cash equivalent	(33)	(17)	(16)	(69)	1	(70)
352	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	2,534	1,561	973	3,419	(4,861)	8,280
1,774	Adjusted net cash before changes in working capital at replacement cost	1,582	2,412	(830)	6,726	11,700	(4,974)

IIIQ		IVQ			Full Year
2020	(€ million)	2020	2019	Change	2020	2019	Change
134	Free cash flow	(229)	1,554	(1,783)	(921)	1,258	(2,179)
(214)	Repayment of lease liabilities	(193)	(225)	32	(869)	(877)	8
	Net borrowings of acquired companies				(67)		(67)
	Net borrowings of divested companies					13	(13)
307	Exchange differences on net borrowings and other changes	412	83	329	759	(158)	917
(423)	Dividends paid and changes in non-controlling interest and reserves	(8)	(180)	172	(1,968)	(3,424)	1,456
	Net issue (repayment) of perpetual hybrid bond	2,975		2,975	2,975		2,975
(196)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	2,957	1,232	1,725	(91)	(3,188)	3,097
	IFRS 16 first application effect					(5,759)	5,759
214	Repayment of lease liabilities	193	225	(32)	869	877	(8)
100	Inception of new leases and other changes	117	(65)	182	(239)	(766)	527
314	Change in lease liabilities	310	160	150	630	(5,648)	6,278
118	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	3,267	1,392	1,875	539	(8,836)	9,375

Net cash provided by operating activities for the full year 2020 was €4,822 million, 61% lower than 2019 due to a deteriorated scenario and the circumstance that the 2019 amount included higher dividends paid by the JV Vår Energi (€1,057 million in 2019 vs. €274 million in the current period).

Changes in working capital in the full year of 2020 were mainly driven by a reduction in the book value of inventories due to the alignment to their net realizable values at period-end and despite a lower amount of trade receivables due in subsequent reporting periods divested to financing institutions compared to the fourth quarter 2019 (-€1 billion), as well as the settlement of a contractual dispute with a first party in the E&P business (approximately -€0.4 billion).

Adjusted cash flow was €6,726 million with a reduction of 43% compared to the previous year. This non-GAAP measure includes net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses and provisions for extraordinary credit losses and other charges, as well as the fair value of commodity derivatives lacking the formal criteria to be designated as hedges and the fair value of forward gas sale contracts with physical delivery which were not accounted in accordance with the own use exemption. The reduction from the full year of 2019 is due to scenario effects of approximately -€6 billion, including the impact of dividends from equity accounted entities, operational impacts associated with the COVID-19 for -€1.3 billion, while the underlying performance was a positive €2.3 billion.

The Group cash tax rate was 32% (31% in the full year of 2019).

A reconciliation of adjusted net cash before changes in working capital at replacement cost to net cash provided by operating activities for the fourth quarter and the full year of 2019 and 2020 is provided below:

	IVQ			Full Year
(€ million)	2020	2019	Change	2020	2019	Change
Net cash provided by operating activities	988	3,725	(2,737)	4,822	12,392	(7,570)
Changes in working capital related to operations	644	(1,338)	1,982	30	(366)	396
Exclusion of commodity derivatives	51	(199)	250	440	(439)	879
Exclusion of inventory holding (gains) losses	(69)	14	(83)	1,318	(223)	1,541
Provisions for extraordinary credit losses and other charges	(32)	210	(242)	116	336	(220)
Adjusted net cash before changes in working capital at replacement cost	1,582	2,412	(830)	6,726	11,700	(4,974)

Cash outflows for capital expenditure and investments were €5,036 million, including the acquisition of the control of the Evolvere company and of minority interests in Finproject and in Novis Renewables Holdings, as well as capital contributions made to certain equity-accounted entities engaged in the execution of projects of Eni’s interest. Net of the above-mentioned non-organic items and of utilization of trade advances cashed by Egyptian partners in previous reporting periods in relation to the financing of the Zohr project (€0.25 billion), net capital expenditures amounted to €4.97 billion, 36% lower than the same period of 2019 leveraging the curtailments implemented by the management following a review of the industrial plan 2020-2021 in response to the pandemic COVID-19 crisis. In the full year of 2020 net capex were fully funded by the adjusted cash flow.

Summarized Group Balance Sheet

(€ million)	Dec. 31, 2020	Dec. 31, 2019	Change
Fixed assets
Property, plant and equipment	53,486	62,192	(8,706)
Right of use	4,643	5,349	(706)
Intangible assets	3,384	3,059	325
Inventories - Compulsory stock	995	1,371	(376)
Equity-accounted investments and other investments	7,738	9,964	(2,226)
Receivables and securities held for operating purposes	1,037	1,234	(197)
Net payables related to capital expenditure	(1,361)	(2,235)	874
	69,922	80,934	(11,012)
Net working capital
Inventories	3,893	4,734	(841)
Trade receivables	7,028	8,519	(1,491)
Trade payables	(8,614)	(10,480)	1,866
Net tax assets (liabilities)	(2,161)	(1,594)	(567)
Provisions	(13,441)	(14,106)	665
Other current assets and liabilities	(1,328)	(1,864)	536
	(14,623)	(14,791)	168
Provisions for employee post-retirements benefits	(1,201)	(1,136)	(65)
Assets held for sale including related liabilities	44	18	26
CAPITAL EMPLOYED, NET	54,142	65,025	(10,883)

Eni's shareholders equity	37,478	47,839	(10,361)
Non-controlling interest	78	61	17
Shareholders' equity	37,556	47,900	(10,344)
Net borrowings before lease liabilities ex IFRS 16	11,568	11,477	91
Lease liabilities	5,018	5,648	(630)
- of which Eni working interest	3,366	3,672	(306)
- of which Joint operators' working interest	1,652	1,976	(324)
Net borrowings after lease liabilities ex IFRS 16	16,586	17,125	(539)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	54,142	65,025	(10,883)
Leverage before lease liabilities ex IFRS 16	0.31	0.24	0.07
Leverage after lease liabilities ex IFRS 16	0.44	0.36	0.08
Gearing	0.31	0.26	0.04

•	As of December 31, 2020, fixed assets decreased by €11 billion mainly due to: (i) impairment losses and amortization and depletion charges taken at PP&E, as well as negative currency translation differences partly offset by capex incurred in the period; (ii) a reduction in the book value of equity accounted investments and other investments driven by losses incurred at the main equity-accounted entities (Vår Energi and ADNOC Refining); (iii) the write-down of compulsory stock following a decline in crude oil and product prices.
•	Net working capital (-€14,623 million) was broadly unchanged y-o-y. A lower balance between trade payables and trade receivables (approximately up by €0.4 billion) and reduced provisions mainly due to utilizations with respect to the incurrence of expenses (up by €0.67 billion) were offset by a lower value of oil and products inventories due to the alignment of the book value to market prices at the period-end (-€0.84 billion) and the write-off of deferred tax assets due to a deteriorated profitability outlook.
•	Shareholders’ equity (€37,556 million) decreased by €10,344 million compared to December 31, 2019 due to the net loss for the period (-€8,556 million), the payment of dividends to Eni’s shareholders (€1,965 million related to the 2019 final dividend and the 2020 interim dividend or one-third of floor dividend) as well as negative foreign currency translation differences (-€3,306 million) reflecting the depreciation of the dollar vs. the euro as of December 31, 2020 vs. December 31, 2019, partly offset by an increase due to the issuance of two hybrid bonds for approximately €3 billion in October and a positive change in the cash flow hedge reserve (+€661 million).

•	Net borrowings[3] as of December 31, 2020 were €16,586 million decreasing by €539 million from 2019. When excluding the lease liabilities, net borrowings were re-determined at €11,568 million in line with the 2019 year-end.
•	Leverage[4] – the ratio of the borrowings to total equity - was 0.44 at December 31, 2020. The impact of the lease liability pertaining to joint operators in Eni-led upstream unincorporated joint ventures weighted on leverage for 4 points. Excluding the impact of IFRS 16 altogether, leverage would be 0.31.

3 Details on net borrowings are furnished on page 32.

4 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 24 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the fourth quarter and full year of 2020 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the third and the fourth quarter of 2020 and the full year of 2020 and for the 2019 comparative periods. Information on the Company’s financial position relates to end of the periods as at December 31, 2020 and December 31, 2019.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2019 Annual Report on Form 20-F filed with the US SEC on April 2, 2020, which investors are urged to read.

Effective January 1, 2020, Eni has updated the conversion rate of gas produced to 5,310 cubic feet of gas equals 1 barrel of oil (it was 5,408 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in volumes and Eni’s gas properties that took place in the last years and was assessed by collecting data on the heating power of gas in Eni’s gas fields currently on stream. The effect of this update on production expressed in boe was 16 kboe/d for the fourth quarter and the full year of 2020. For the sake of comparability also production of the first and the second quarter of 2020 was restated resulting in an effect equal to that of the third quarter. Other per-boe indicators were only marginally affected by the update (e.g. realized prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

The Group’s new segment information

Effective July 1, 2020, Eni’s management has redesigned the macro-organizational structure of the Group, in line with its new long-term strategy, disclosed on February 2020 to the market and aimed at transforming the Company into a leader in the production and marketing of decarbonized energy products.

The new organization is based on two new business groups:

•	Natural Resources, to build up the value of Eni’s oil & gas upstream portfolio, with the objective of reducing its carbon footprint by scaling up energy efficiency and expanding production in the natural gas business, and its position in the wholesale market. Furthermore, it will focus its actions on the development of carbon capture and compensation projects. The business group will incorporate the Company’s oil & gas exploration, development and production activities, natural gas wholesale via pipeline and LNG. In addition, it will include forests conservation (REDD+) and carbon storage projects. The company Eni Rewind (environmental activities), will also be consolidated in this business Group.
•	Energy Evolution will focus on the evolution of the businesses of power generation, transformation and marketing of products from fossil to bio, blue and green. In particular, it will focus on growing power generation from renewable energy and biomethane, it will coordinate the bio and circular evolution of the Company’s refining system and chemical business, and it will further develop Eni’s retail portfolio, providing increasingly more decarbonized products for mobility, household consumption and small enterprises. The business group will incorporate the activities of power generation from natural gas and renewables, the refining and chemicals businesses, Retail Gas&Power and mobility Marketing. The companies Versalis (chemical products) and Eni gas e luce will also be consolidated in this business Group.

In re-designing the Group’s segment information for financial reporting purposes, the management evaluated that the components of the Company whose operating results are regularly reviewed by the Chief Operating Decision Maker (CEO) to make decisions about the allocation of resources and to assess performances would continue being the single business units which are comprised in the two newly-established business groups, rather than the two groups themselves. Therefore, in order to comply with the provisions of the international reporting standard that regulates the segment reporting (IFRS 8), the new reportable segments of Eni, substantially confirming the pre-existing setup, are identified as follows:

•	Exploration & Production: research, development and production of oil, condensates and natural gas, forestry conservation (REDD+) and CO2 capture and storage projects.
•	Global Gas and LNG Portfolio (GGP): supply and sale of wholesale natural gas by pipeline, international transport and purchase and marketing of LNG. It includes gas trading activities finalized to hedging and stabilizing the trade margins, as well as optimising the gas asset portfolio.
•	Refining & Marketing and Chemicals: supply, processing, distribution and marketing of fuels and chemicals. The results of the Chemicals segment were aggregated with the Refining & Marketing performance in a single reportable segment, because these two operating segments have similar economic returns. It comprises the activities of trading oil and products with the aim to execute the transactions on the market in order to balance the supply and stabilize and cover the commercial margins.
•	Eni gas e luce, Power & Renewables: retail sales of gas, electricity and related services, production and wholesale sales of electricity from thermoelectric and renewable plants. It includes trading activities of CO2 emission certificates and forward sale of electricity with a view to hedging/optimising the margins of the electricity.
•	Corporate and Other activities: includes the main business support functions, in particular holding, central treasury, IT, human resources, real estate services, captive insurance activities, research and development, new technologies, business digitalization and the environmental activity developed by the subsidiary Eni Rewind.

According to the requirements of IFRS 8, the new Eni information segment has been effective since January 1, 2020; therefore, the results of the first and second quarter of 2020 and the 2019 comparative periods have been restated to adjust them to the change of the segment information, as follows:

2020	First quarter		Second quarter		Third quarter		Nine months
	As published	As restated	As published	As restated	previous segmentation	new segmentation	previous segmentation	new segmentation
Adjusted operating profit (loss)	1,307	1,307	(434)	(434)	537	537	1,410	1,410
of which: E&P	1,037	1,037	(807)	(807)	515	515	745	745
G&P	431		218		125		774
GGP		233		130		64		427
Refining & Marketing and Chemicals	16	16	73	73	21	21	110	110
EGL, Power & Renewables		191		85		57		333
Corporate and other activities	(211)	(204)	(138)	(135)	(88)	(84)	(437)	(423)
Impact of unrealized intragroup profit elimination and other consolidation adjustments	34	34	220	220	(36)	(36)	218	218

2019	First half		Third quarter		Fourth quarter		Full year
	As published	As restated	As published	As restated	As published	As restated	As published	As restated
Adjusted operating profit (loss)	4,633	4,633	2,159	2,159	1,805	1,805	8,597	8,597
of which: E&P	4,448	4,448	2,141	2,141	2,051	2,051	8,640	8,640
G&P	378		89		118		585
GGP		170		69		(46)		193
Refining & Marketing and Chemicals	33	33	149	149	(161)	(161)	21	21
EGL, Power & Renewables		199		15		156		370
Corporate and other activities	(264)	(255)	(149)	(144)	(211)	(203)	(624)	(602)
Impact of unrealized intragroup profit elimination and other consolidation adjustments	38	38	(71)	(71)	8	8	(25)	(25)

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Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

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Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

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Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the fourth quarter and the full year of 2020 (unaudited) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Adjusted net cash before changes in working capital at replacement cost

Adjusted net cash is defined as net cash provided from operating activities before changes in working capital at replacement cost and excluding certain non-recurring charges such as extraordinary credit allowances and, from the third quarter 2020, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Full Year 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	(650)	(332)	(2,440)	660	(551)	33	(3,280)
Exclusion of inventory holding (gains) losses			1,290			28	1,318
Exclusion of special items:
environmental charges	19		85	1	(130)		(25)
impairment losses (impairment reversals), net	1,928	2	1,248	1	21		3,200
net gains on disposal of assets	1		(8)		(2)		(9)
risk provisions	114		5	10	8		137
provision for redundancy incentives	34	2	27	20	40		123
commodity derivatives		858	(185)	(233)			440
exchange rate differences and derivatives	13	(183)	10				(160)
other	88	(21)	(26)	6	107		154
Special items of operating profit (loss)	2,197	658	1,156	(195)	44		3,860
Adjusted operating profit (loss)	1,547	326	6	465	(507)	61	1,898
Net finance (expense) income (a)	(316)		(7)	(1)	(569)		(893)
Net income (expense) from investments (a)	262	(15)	(161)	6	(77)		15
Income taxes (a)	(1,371)	(100)	(84)	(141)	(34)	(25)	(1,755)
Tax rate (%)							172.1
Adjusted net profit (loss)	122	211	(246)	329	(1,187)	36	(735)
of which:
- Adjusted net profit (loss) of non-controlling interest							7
- Adjusted net profit (loss) attributable to Eni's shareholders							(742)
Reported net profit (loss) attributable to Eni's shareholders							(8,563)
Exclusion of inventory holding (gains) losses							937
Exclusion of special items							6,884
Adjusted net profit (loss) attributable to Eni's shareholders							(742)

(a) Excluding special items.

(€ million)
Full Year 2019	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power& Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	7,417	431	(682)	74	(688)	(120)	6,432
Exclusion of inventory holding (gains) losses			(318)			95	(223)
Exclusion of special items:
environmental charges	32		244		62		338
impairment losses (impairment reversals), net	1,217	(5)	922	42	12		2,188
net gains on disposal of assets	(145)		(5)		(1)		(151)
risk provisions	(18)		(2)		23		3
provision for redundancy incentives	23	1	8	3	10		45
commodity derivatives		(576)	(118)	255			(439)
exchange rate differences and derivatives	14	109	(5)	(10)			108
other	100	233	(23)	6	(20)		296
Special items of operating profit (loss)	1,223	(238)	1,021	296	86		2,388
Adjusted operating profit (loss)	8,640	193	21	370	(602)	(25)	8,597
Net finance (expense) income (a)	(362)	3	(36)	(1)	(525)		(921)
Net income (expense) from investments (a)	312	(21)	37	10	43		381
Income taxes (a)	(5,154)	(75)	(64)	(104)	218	5	(5,174)
Tax rate (%)							64.2
Adjusted net profit (loss)	3,436	100	(42)	275	(866)	(20)	2,883
of which:
- Adjusted net profit (loss) of non-controlling interest							7
- Adjusted net profit (loss) attributable to Eni's shareholders							2,876
Reported net profit (loss) attributable to Eni's shareholders							148
Exclusion of inventory holding (gains) losses							(157)
Exclusion of special items							2,885
Adjusted net profit (loss) attributable to Eni's shareholders							2,876

(a) Excluding special items.

(€ million)
IVQ 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	514	(290)	(116)	404	(39)	(198)	275
Exclusion of inventory holding (gains) losses			(110)			41	(69)
Exclusion of special items:
environmental charges	18		11	1	(130)		(100)
impairment losses (impairment reversals), net	271	2	178	(4)	8		455
net gains on disposal of assets			(3)				(3)
risk provisions	7		5	10	2		24
provision for redundancy incentives	17		18	(7)	4		32
commodity derivatives		389	(60)	(278)			51
exchange rate differences and derivatives	6	(83)	25				(52)
other	(31)	(119)	(52)	6	71		(125)
Special items of operating profit (loss)	288	189	122	(272)	(45)		282
Adjusted operating profit (loss)	802	(101)	(104)	132	(84)	(157)	488
Net finance (expense) income (a)	(45)		(1)		(130)		(176)
Net income (expense) from investments (a)	161	(4)	(71)	2	(8)		80
Income taxes (a)	(292)	26	(29)	(39)	(20)	30	(324)
Tax rate (%)							82.7
Adjusted net profit (loss)	626	(79)	(205)	95	(242)	(127)	68
of which:
- Adjusted net profit (loss) of non-controlling interest							2
- Adjusted net profit (loss) attributable to Eni's shareholders							66
Reported net profit (loss) attributable to Eni's shareholders							(725)
Exclusion of inventory holding (gains) losses							(49)
Exclusion of special items							840
Adjusted net profit (loss) attributable to Eni's shareholders							66

(a) Excluding special items.

(€ million)
IVQ 2019	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	830	281	(1,006)	(25)	(249)	(9)	(178)
Exclusion of inventory holding (gains) losses			(3)			17	14
Exclusion of special items:
environmental charges	32		124		30		186
impairment losses (impairment reversals), net	1,191	(5)	607	42	9		1,844
net gains on disposal of assets	(124)		(2)		(1)		(127)
risk provisions	(8)		(2)		2		(8)
provision for redundancy incentives	14				6		20
commodity derivatives		(320)	(9)	130			(199)
exchange rate differences and derivatives	8	(49)	13	3			(25)
other	108	47	117	6			278
Special items of operating profit (loss)	1,221	(327)	848	181	46		1,969
Adjusted operating profit (loss)	2,051	(46)	(161)	156	(203)	8	1,805
Net finance (expense) income (a)	(40)	2	(6)	(1)	(145)		(190)
Net income (expense) from investments (a)	114	3	28	3	18		166
Income taxes (a)	(1,297)	(9)	27	(38)	82	2	(1,233)
Tax rate (%)							69.2
Adjusted net profit (loss)	828	(50)	(112)	120	(248)	10	548
of which:
- Adjusted net profit (loss) of non-controlling interest							2
- Adjusted net profit (loss) attributable to Eni's shareholders							546
Reported net profit (loss) attributable to Eni's shareholders							(1,891)
Exclusion of inventory holding (gains) losses							10
Exclusion of special items							2,427
Adjusted net profit (loss) attributable to Eni's shareholders							546

(a) Excluding special items.

(€ million)
IIIQ 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	514	(205)	(22)	43	(111)	1	220
Exclusion of inventory holding (gains) losses			30			(37)	(7)
Exclusion of special items:
environmental charges			13				13
impairment losses (impairment reversals), net	(24)		14	(1)	7		(4)
net gains on disposal of assets			(2)				(2)
risk provisions	22				4		26
provision for redundancy incentives	7	1	4	26	15		53
commodity derivatives		318	(27)	(14)			277
exchange rate differences and derivatives	7	(93)	(1)	3			(84)
other	(11)	43	12		1		45
Special items of operating profit (loss)	1	269	13	14	27		324
Adjusted operating profit (loss)	515	64	21	57	(84)	(36)	537
Net finance (expense) income (a)	(102)		1		(88)		(189)
Net income (expense) from investments (a)	58	2	(61)	(3)	(23)		(27)
Income taxes (a)	(402)	(3)	(18)	(15)	(44)	10	(472)
Tax rate (%)							147.0
Adjusted net profit (loss)	69	63	(57)	39	(239)	(26)	(151)
of which:
- Adjusted net profit (loss) of non-controlling interest							2
- Adjusted net profit (loss) attributable to Eni's shareholders							(153)
Reported net profit (loss) attributable to Eni's shareholders							(503)
Exclusion of inventory holding (gains) losses							(5)
Exclusion of special items							355
Adjusted net profit (loss) attributable to Eni's shareholders							(153)

(a) Excluding special items.

Breakdown of special items

IIIQ		IVQ		Full Year
2020	(€ million)	2020	2019	2020	2019
13	Environmental charges	(100)	186	(25)	338
(4)	Impairment losses (impairment reversals), net	455	1,844	3,200	2,188
(2)	Net gains on disposal of assets	(3)	(127)	(9)	(151)
26	Risk provisions	24	(8)	137	3
53	Provisions for redundancy incentives	32	20	123	45
277	Commodity derivatives	51	(199)	440	(439)
(84)	Exchange rate differences and derivatives	(52)	(25)	(160)	108
45	Other	(125)	278	154	296
324	Special items of operating profit (loss)	282	1,969	3,860	2,388
86	Net finance (income) expense	68	37	152	(42)
	of which:
84	- exchange rate differences and derivatives reclassified to operating profit (loss)	52	25	160	(108)
(85)	Net income (expense) from investments	380	192	1,636	188
	of which:
	- gains on disposal of assets		(46)		(46)
(57)	- impairment/revaluation of equity investments	370	148	1,207	148
30	Income taxes	110	229	1,236	351
355	Total special items of net profit (loss)	840	2,427	6,884	2,885

Analysis of Profit and Loss account items

Sales from operations

IIIQ		IVQ			Full Year
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
3,344	Exploration & Production	3,495	6,140	(43)	13,590	23,572	(42)
1,233	Global Gas & LNG Portfolio	2,198	2,436	(10)	7,051	11,779	(40)
6,635	Refining & Marketing and Chemicals	6,557	9,719	(33)	25,340	42,360	(40)
1,467	EGL, Power & Renewables	2,122	2,247	(6)	7,536	8,448	(11)
365	Corporate and other activities	446	489	(9)	1,559	1,676	(7)
(2,718)	Consolidation adjustments	(3,187)	(4,816)		(11,089)	(17,954)
10,326		11,631	16,215	(28)	43,987	69,881	(37)

Operating expenses

IIIQ		IVQ			Full Year
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
7,531	Purchases, services and other	8,822	11,900	(26)	33,539	50,874	(34)
3	Impairment losses (impairment reversals) of trade and other receivables, net	12	84	(86)	226	432	(48)
677	Payroll and related costs	644	738	(13)	2,863	2,996	(4)
53	of which: provision for redundancy incentives and other	32	20		123	45
8,211		9,478	12,722	(25)	36,628	54,302	(33)

DD&A, impairments, reversals and write-off

IIIQ		IVQ			Full Year
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
1,529	Exploration & Production	1,407	1,941	(28)	6,273	7,060	(11)
31	Global Gas & LNG Portfolio	31	30	3	125	124	1
135	Refining & Marketing and Chemicals	142	163	(13)	575	620	(7)
54	EGL, Power & Renewables	61	53	15	217	190	14
36	Corporate and other activities	37	34	9	146	144	1
(8)	Impact of unrealized intragroup profit elimination	(8)	(8)		(32)	(32)
1,777	Total depreciation, depletion and amortization	1,670	2,213	(25)	7,304	8,106	(10)
(4)	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	455	1,844	(75)	3,200	2,188	46
1,773	Depreciation, depletion, amortization, impairments and reversals	2,125	4,057	(48)	10,504	10,294	2
(36)	Write-off of tangible and intangible assets	18	120	(85)	329	300	10
1,737		2,143	4,177	(49)	10,833	10,594	2

Income (expense) from investments

(€ million)
Full Year 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	(980)	(15)	(363)	6	(344)	(1,696)
Dividends	118		32			150
Other income (expense), net		(48)	(18)	(9)		(75)
	(862)	(63)	(349)	(3)	(344)	(1,621)

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Sept. 30, 2020	(€ million)	Dec. 31, 2020	Dec. 31, 2019	Change
27,365	Total debt	26,686	24,518	2,168
4,209	- Short-term debt	4,791	5,608	(817)
23,156	- Long-term debt	21,895	18,910	2,985
(6,879)	Cash and cash equivalents	(9,413)	(5,994)	(3,419)
(5,611)	Securities held for trading	(5,502)	(6,760)	1,258
(350)	Financing receivables held for non-operating purposes	(203)	(287)	84
14,525	Net borrowings before lease liabilities ex IFRS 16	11,568	11,477	91
5,328	Lease Liabilities	5,018	5,648	(630)
3,588	- of which Eni working interest	3,366	3,672	(306)
1,740	- of which Joint operators' working interest	1,652	1,976	(324)
19,853	Net borrowings after lease liabilities ex IFRS 16	16,586	17,125	(539)
36,533	Shareholders' equity including non-controlling interest	37,556	47,900	(10,344)
0.40	Leverage before lease liability ex IFRS 16	0.31	0.24	0.07
0.54	Leverage after lease liability ex IFRS 16	0.44	0.36	0.08

Pro-forma leverage

(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings after lease liabilities ex IFRS 16	16,586	1,652	14,934

Shareholders' equity including non-controlling interest	37,556		37,556

Pro-forma leverage	0.44		0.40

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Net borrowings are calculated under CONSOB provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Consolidated financial statements

BALANCE SHEET

(€ million)
	Dec. 31, 2020	Dec. 31, 2019
ASSETS
Current assets
Cash and cash equivalents	9,413	5,994
Other financial activities held for trading	5,502	6,760
Other financial assets	254	384
Trade and other receivables	10,867	12,873
Inventories	3,893	4,734
Income tax assets	184	192
Other assets	2,700	3,972
	32,813	34,909
Non-current assets
Property, plant and equipment	53,486	62,192
Right of use assets	4,643	5,349
Intangible assets	3,384	3,059
Inventory - compulsory stock	995	1,371
Equity-accounted investments	6,781	9,035
Other investments	957	929
Other financial assets	1,008	1,174
Deferred tax assets	4,160	4,360
Income tax assets	153	173
Other assets	1,239	871
	76,806	88,513
Assets held for sale	44	18
TOTAL ASSETS	109,663	123,440
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,882	2,452
Current portion of long-term debt	1,909	3,156
Current portion of long-term lease liabilities	832	889
Trade and other payables	12,871	15,545
Income taxes payable	242	456
Other liabilities	4,873	7,146
	23,609	29,644
Non-current liabilities
Long-term debt	21,895	18,910
Long-term lease liabilities	4,186	4,759
Provisions for contingencies	13,441	14,106
Provisions for employee benefits	1,201	1,136
Deferred tax liabilities	5,538	4,920
Income taxes payable	360	454
Other liabilities	1,877	1,611
	48,498	45,896
Liabilities directly associated with assets held for sale
TOTAL LIABILITIES	72,107	75,540
Share capital	4,005	4,005
Retained earnings	34,041	35,894
Cumulative currency translation differences	3,903	7,209
Other reserves and equity instruments	4,673	1,564
Treasury shares	(581)	(981)
Net profit (loss)	(8,563)	148
Total Eni shareholders' equity	37,478	47,839
Non-controlling interest	78	61
TOTAL SHAREHOLDERS' EQUITY	37,556	47,900
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	109,663	123,440

GROUP PROFIT AND LOSS ACCOUNT

IIIQ		IVQ		Full Year
2020	(€ million)	2020	2019	2020	2019
10,326	Sales from operations	11,631	16,215	43,987	69,881
194	Other income and revenues	306	241	960	1,160
10,520	Total revenues	11,937	16,456	44,947	71,041
(7,531)	Purchases, services and other	(8,822)	(11,900)	(33,539)	(50,874)
(3)	Impairment reversals (impairment losses) of trade and other receivables, net	(12)	(84)	(226)	(432)
(677)	Payroll and related costs	(644)	(738)	(2,863)	(2,996)
(352)	Other operating (expense) income	(41)	265	(766)	287
(1,777)	Depreciation, Depletion and Amortization	(1,670)	(2,213)	(7,304)	(8,106)
4	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(455)	(1,844)	(3,200)	(2,188)
36	Write-off of tangible and intangible assets	(18)	(120)	(329)	(300)
220	OPERATING PROFIT (LOSS)	275	(178)	(3,280)	6,432
1,023	Finance income	475	662	3,651	3,087
(1,505)	Finance expense	(977)	(965)	(5,078)	(4,079)
25	Net finance income (expense) from financial assets held for trading	13	6	31	127
182	Derivative financial instruments	245	70	351	(14)
(275)	FINANCE INCOME (EXPENSE)	(244)	(227)	(1,045)	(879)
26	Share of profit (loss) of equity-accounted investments	(318)	(143)	(1,696)	(88)
32	Other gain (loss) from investments	18	117	75	281
58	INCOME (EXPENSE) FROM INVESTMENTS	(300)	(26)	(1,621)	193
3	PROFIT (LOSS) BEFORE INCOME TAXES	(269)	(431)	(5,946)	5,746
(504)	Income taxes	(454)	(1,458)	(2,610)	(5,591)
(501)	Net profit (loss)	(723)	(1,889)	(8,556)	155
	attributable to:
(503)	- Eni's shareholders	(725)	(1,891)	(8,563)	148
2	- Non-controlling interest	2	2	7	7
	Earnings per share (€ per share)
(0.14)	- basic	(0.20)	(0.53)	(2.40)	0.04
(0.14)	- diluted	(0.20)	(0.53)	(2.39)	0.04
	Weighted average number of shares outstanding (million)
3,572.5	- basic	3,572.5	3,577.1	3,572.5	3,592.2
3,575.4	- diluted	3,576.8	3,579.3	3,579.0	3,594.5

COMPREHENSIVE INCOME (LOSS)

	IVQ		Full Year
(€ million)	2020	2019	2020	2019
Net profit (loss)	(723)	(1,889)	(8,556)	155
Items that are not reclassified to profit or loss in later periods	25	(47)	33	(47)
Remeasurements of defined benefit plans	(16)	(42)	(16)	(42)
Share of other comprehensive income on equity accounted entities		(7)		(7)
Change in the fair value of interests with effects on other comprehensive income	16	(3)	24	(3)
Taxation	25	5	25	5
Items that may be reclassified to profit in later periods	(1,251)	(1,446)	(2,820)	116
Currency translation differences	(1,500)	(1,197)	(3,306)	604
Change in the fair value of cash flow hedging derivatives	390	(361)	661	(679)
Share of other comprehensive income on equity-accounted entities	(29)	7	17	(6)
Taxation	(112)	105	(192)	197

Total other items of comprehensive income (loss)	(1,226)	(1,493)	(2,787)	69
Total comprehensive income (loss)	(1,949)	(3,382)	(11,343)	224
attributable to:
- Eni's shareholders	(1,951)	(3,384)	(11,350)	217
- Non-controlling interest	2	2	7	7

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2019		51,069
Total comprehensive income (loss)	224
Dividends paid to Eni's shareholders	(3,018)
Dividends distributed by consolidated subsidiaries	(4)
Buy-back program	(400)
Reimbursement to third party shareholders	(1)
Other changes	30
Total changes		(3,169)
Shareholders' equity at December 31, 2019		47,900
attributable to:
- Eni's shareholders		47,839
- Non-controlling interest		61

Shareholders' equity at January 1, 2020		47,900
Total comprehensive income (loss)	(11,343)
Dividends paid to Eni's shareholders	(1,965)
Dividends distributed by consolidated subsidiaries	(3)
Payments on perpetual subordinated bonds	2,975
Other changes	(8)
Total changes		(10,344)
Shareholders' equity at December 31, 2020		37,556
attributable to:
- Eni's shareholders		37,478
- Non-controlling interest		78

GROUP CASH FLOW STATEMENT

IIIQ		IVQ		Full Year
2020	(€ million)	2020	2019	2020	2019
(501)	Net profit (loss)	(723)	(1,889)	(8,556)	155
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,777	Depreciation, depletion and amortization	1,670	2,213	7,304	8,106
(4)	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	455	1,844	3,200	2,188
(36)	Write-off of tangible and intangible assets	18	120	329	300
(26)	Share of (profit) loss of equity-accounted investments	318	143	1,696	88
(2)	Gains on disposal of assets, net	(3)	(126)	(9)	(170)
(32)	Dividend income	(46)	(104)	(150)	(247)
(24)	Interest income	(30)	(38)	(126)	(147)
210	Interest expense	209	242	877	1,027
504	Income taxes	454	1,458	2,610	5,591
171	Other changes	(1)	(74)	92	(179)
(74)	Cash flow from changes in working capital	(644)	1,338	(30)	366
17	- inventories	(24)	(150)	1,054	(200)
(523)	- trade receivables	(183)	96	1,310	1,023
(86)	- trade payables	1,012	961	(1,679)	(940)
(77)	- provisions for contingencies	(587)	332	(1,063)	272
595	- other assets and liabilities	(862)	99	348	211
(22)	Net change in the provisions for employee benefits	(4)	(12)		(23)
85	Dividends received	96	119	509	1,346
(1)	Interest received	21	19	53	88
(217)	Interest paid	(177)	(196)	(928)	(1,029)
(352)	Income taxes paid, net of tax receivables received	(625)	(1,332)	(2,049)	(5,068)
1,456	Net cash provided by operating activities	988	3,725	4,822	12,392
(1,345)	Cash flow from investing activities	(1,312)	(2,549)	(5,959)	(11,928)
(839)	- tangible assets	(1,099)	(2,104)	(4,407)	(8,049)
	- prepaid right of use		(16)		(16)
(50)	- intangible assets	(88)	(121)	(237)	(311)
	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired		(5)	(109)	(5)
(95)	- investments	(33)	(21)	(283)	(3,003)
(29)	- securities and financing receivables held for operating purposes	(37)	(85)	(166)	(237)
(332)	- change in payables in relation to investing activities	(55)	(197)	(757)	(307)
23	Cash flow from disposals	95	378	216	794
1	- tangible assets	5	236	12	264
	- intangible assets		16		17
	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of				187
	- tax on disposals				(3)
	- investments	10	22	16	39
22	- securities and financing receivables held for operating purposes	37	103	136	195
	- change in receivables in relation to disposals	43	1	52	95
507	Net change in receivables and securities not held for operating purposes	186	(126)	1,156	(279)
(815)	Net cash used in investing activities	(1,031)	(2,297)	(4,587)	(11,413)

GROUP CASH FLOW STATEMENT (continued)

IIIQ		IVQ		Full Year
2020	(€ million)	2020	2019	2020	2019
840	Increase in long-term debt	146	768	5,278	1,811
(505)	Repayments of long-term debt	(479)	(216)	(3,100)	(3,512)
(214)	Repayment of lease liabilities	(193)	(225)	(869)	(877)
37	Increase (decrease) in short-term financial debt	169	3	937	161
(423)	Dividends paid to Eni's shareholders	(8)		(1,965)	(3,018)
	Dividends paid to non-controlling interests		(1)	(3)	(4)
	Reimbursement to non-controlling interest				(1)
	Acquisition of additional interests in consolidated subsidiaries		(1)		(1)
	Net purchase of treasury shares		(178)		(400)
	Issue of perpetual subordinated bonds	2,975		2,975
(265)	Net cash used in financing activities	2,610	150	3,253	(5,841)
(24)	Effect of exchange rate changes on cash and cash equivalents and other changes	(33)	(17)	(69)	1
352	Net increase (decrease) in cash and cash equivalent	2,534	1,561	3,419	(4,861)
6,527	Cash and cash equivalents - beginning of the period	6,879	4,433	5,994	10,855
6,879	Cash and cash equivalents - end of the period	9,413	5,994	9,413	5,994

SUPPLEMENTAL INFORMATION

IIIQ		IVQ		Full Year
2020	(€ million)	2020	2019	2020	2019
	Investment of consolidated subsidiaries and businesses
	Current assets		1	15	1
	Non-current assets	10	12	192	12
	Cash and cash equivalents (net borrowings)			(64)
	Current and non-current liabilities	(6)	(6)	(17)	(6)
	Net effect of investments	4	7	126	7
	Non-controlling interest	(4)	(2)	(14)	(2)
	Purchase price		5	112	5
	less:
	Cash and cash equivalents			(3)
	Investment of consolidated subsidiaries and businesses net of cash and cash equivalent acquired		5	109	5

	Disposal of consolidated subsidiaries and businesses
	Current assets				77
	Non-current assets				188
	Cash and cash equivalents (net borrowings)				11
	Current and non-current liabilities				(57)
	Net effect of disposals				219
	Reclassification of exchange rate differences included in other comprehensive income				(24)
	Gain (loss) on disposal				16
	Selling price				211
	less:
	Cash and cash equivalents disposed of				(24)
	Disposal of consolidated subsidiaries and businesses net of cash and cash equivalent divested				187

Capital expenditure

IIIQ		IVQ			Full Year
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
673	Exploration & Production	781	1,775	(56)	3,472	6,996	(50)
51	- acquisition of proved and unproved properties	6	4	50	57	400	(86)
27	- exploration	9	187	(95)	283	586	(52)
583	- development	754	1,543	(51)	3,077	5,931	(48)
12	- other expenditure	12	41	(71)	55	79	(30)
1	Global Gas & LNG Portfolio	3	7	(57)	11	15	(27)
138	Refining & Marketing and Chemicals	256	285	(10)	771	933	(17)
100	- Refining & Marketing	214	228	(6)	588	815	(28)
38	- Chemicals	42	57	(26)	183	118	55
63	EGL, Power & Renewables	89	136	(35)	293	357	(18)
41	- EGL	54	55	(2)	175	173	1
12	- Power	18	19	(5)	52	42	24
10	- Renewables	17	62	(73)	66	142	(54)
17	Corporate and other activities	58	42	38	107	89	20
(3)	Impact of unrealized intragroup profit elimination		(4)		(10)	(14)
889	Capital expenditure	1,187	2,241	(47)	4,644	8,376	(45)

In the full year of 2020, capital expenditure amounted to €4,644 million (€8,376 million in 2019), decreasing by 45% from the same period of the previous year, and mainly related to:

- development activities (€3,077 million) mainly in Egypt, Indonesia, the United Arab Emirates, Italy, the United States, Angola, Mexico, Iraq and Kazakhstan;

- refining activity in Italy and outside Italy (€462 million) mainly relating to the activities to maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€126 million) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- initiatives relating to gas and power marketing in the retail business (€175 million).

Sustainability performance

		Full Year
		2020	2019
TRIR (Total Recordable Injury Rate)	(total recordable injury rate/worked hours) x 1,000,000	0.36	0.34
Direct GHG emissions (Scope 1)	(mmtonnes CO₂ eq.)	37.8	41.2
Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream)	(tonnes CO₂ eq./kboe)	20.0	19.6
Methane fugitive emissions (upstream)	(ktonnes CH₄)	11.2	21.9
Volumes of hydrocarbon sent to routine flaring	(billion Sm³)	1.0	1.2
Operational oil spills (>1 barrel)	(kbbl)	0.94	1.03
Re-injected production water	(%)	53	58

KPIs refer to 100% of the operated assets.

•	TRIR (Total recordable injury rate) of the workforce amounted to 0.36, despite a slight increase vs. 2019, reported a significant reduction of the accident severity. The rate improved by 50% compared to 2014.
•	Direct GHG emissions (Scope 1) of the operated assets: 37.8 million tCO2eq., down by over 3 million tCO2eq. (down by 8.3% compared to 2019), due to lower operations following COVID-19 emergency, mainly in the upstream, power and refining segments.
•	Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream): 20 tCO2eq./kboe, up by 2% vs. 2019 due to lower productions connected to the pandemic crisis and lower gas demand in Egypt, which productions are associated to a low emission intensity.
•	The volumes of hydrocarbon sent to routine flaring of the operated assets decreased by 14% from 2019, thanks to the zero process flaring achieved in July in Angola, at West Hub site and the shutdown at Abu-Attifel and El Feel.
•	Methane fugitive emissions (upstream) were down by 49% from 2019 mainly due to the finalization of the monitoring and maintenance programs as well as production declines. The overall reduction with respect to 2014 is 90%, achieving in advance the 80% reduction target set by 2025.
•	Oil spills due to operations: down by 9.2% compared to 2019 leveraging on to the technical measures adopted by Eni mainly in the upstream and in the R&M logistical segments.
•	Upstream water reinjection: decreased from the full year of 2019 (down by 8.9%), due to the standstills occurred in Libya, as well as technical issues in Congo fields (Loango and Zatchi) and in Nigeria (Ebocha).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IIIQ			IVQ		Full Year
2020			2020	2019	2020	2019
1,701	Production of oil and natural gas ⁽ᵃ⁾⁽ᵇ⁾⁽ᶜ⁾	(kboe/d)	1,713	1,921	1,733	1,871
105	Italy		103	117	107	123
224	Rest of Europe		228	191	237	163
253	North Africa		264	393	257	382
290	Egypt		304	363	291	354
369	Sub-Saharan Africa		347	385	368	386
144	Kazakhstan		168	163	163	150
172	Rest of Asia		167	174	176	179
127	Americas		114	106	117	106
17	Australia and Oceania		18	29	17	28
143	Production sold ⁽ᵃ⁾⁽ᶜ⁾	(mmboe)	144	166	575	631

PRODUCTION OF LIQUIDS BY REGION

IIIQ			IVQ		Full Year
2020			2020	2019	2020	2019
817	Production of liquids	(kbbl/d)	809	926	843	893
47	Italy		47	52	47	53
133	Rest of Europe		134	115	139	97
107	North Africa		112	176	114	169
64	Egypt		61	77	64	75
217	Sub-Saharan Africa		207	242	222	253
101	Kazakhstan		111	110	110	100
90	Rest of Asia		82	92	88	86
58	Americas		55	60	59	58
	Australia and Oceania			2		2

PRODUCTION OF NATURAL GAS BY REGION

IIIQ			IVQ		Full Year
2020			2020	2019	2020	2019
4,694	Production of natural gas	(mmcf/d)	4,800	5,379	4,729	5,287
310	Italy		298	353	317	376
481	Rest of Europe		499	411	524	357
772	North Africa		808	1,178	761	1,153
1,201	Egypt		1,290	1,542	1,203	1,509
808	Sub-Saharan Africa		741	776	778	718
232	Kazakhstan		303	289	282	272
432	Rest of Asia		451	441	465	503
367	Americas		316	245	308	259
91	Australia and Oceania		94	144	91	140

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (126 and 120 kboe/d in the fourth quarter of 2020 and 2019, respectively, 124 and 124 kboe/d in the full year of 2020 and 2019, respectively, and  130 kboe/d in the third quarter of 2020).

(c) For further information see page 22.

Eni SpA parent company accounts

Profit and loss account

	Full Year
(€ million)	2020	2019
Net sales from operations	18,017	28,496
Other income and revenues	405	430
Total revenues	18,422	28,926

Purchases, services and other	(18,330)	(27,535)
Impairment reversals (impairment losses) of trade and other receivables, net	(10)	(65)
Payroll and related costs	(1,238)	(1,185)
Other operating (expense) income	(176)	112
Depreciation, Depletion and Amortization	(1,013)	(1,137)

Impairment reversals (impairment losses) of tangible, intangible and right of use, net	(1,614)	(1,144)
Write-off of tangible and intangible assets		(2)
OPERATING PROFIT (LOSS)	(3,959)	(2,030)
Finance income	2,213	1,625
Finance expense	(2,749)	(2,016)
Net finance income (expense) from financial assets held for trading	26	117
Derivative financial instruments	211	(5)
FINANCE INCOME (EXPENSE)	(299)	(279)
INCOME (EXPENSE) FROM INVESTMENTS	6,577	5,677
PROFIT (LOSS) BEFORE INCOME TAXES	2,319	3,368
Income taxes	(630)	(390)
NET PROFIT (LOSS)	1,689	2,978

Balance sheet

(€ million)
	Dec. 31, 2020	Dec. 31, 2019
ASSETS
Current assets
Cash and cash equivalents	8,111	4,752
Other financial activities held for trading	5,020	6,230
Other financial assets	4,822	4,693
Trade and other receivables	3,756	4,981
Inventories	1,099	1,664
Tax assets	22	64
Other assets	1,322	1,532
	24,152	23,916
Non-current assets
Property, plant and equipment	6,080	7,483
Right of use	1,888	2,027
Intangible assets	549	158
Inventory - compulsory stock	994	1,413
Investments	46,913	42,535
Other financial assets	4,355	4,169
Deferred tax assets	111	993
Tax assets	78	79
Other assets	909	522
	61,877	59,379
Assets held for sale	2	2
TOTAL ASSETS	86,031	83,297
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	3,929	4,622
Current portion of long-term debt	1,848	3,081
Current portion of long-term lease liabilities	423	337
Trade and other payables	4,153	5,545
Income taxes payable	4	3
Other liabilities	2,609	3,065
	12,966	16,653
Non-current liabilities
Long-term debt	20,066	17,240
Long-term lease liabilities	2,157	2,320
Provisions for contingencies	4,829	4,309
Provisions for employee benefits	376	376
Income taxes payable	9	15
Other liabilities	839	748
	28,276	25,008
TOTAL LIABILITIES	41,242	41,661
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves and equity instruments	39,146	36,217
Treasury shares	(581)	(981)
Interim dividend	(429)	(1,542)
Net profit (loss)	1,689	2,978
TOTAL SHAREHOLDERS' EQUITY	44,789	41,636
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	86,031	83,297

Cash Flow Statement

	Full Year
(€ million)	2020	2019
Net profit (loss)	1,689	2,978
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	1,013	1,137
Impairment losses (impairment reversals) of tangible, intangible and right of use, net	1,614	1,144
Write-off of tangible and intangible assets		2
Share of (profit) loss of investments	2,338	947
Gains on disposal of assets, net	(7)	(5)
Dividend income	(8,914)	(6,623)
Interest income	(204)	(222)
Interest expense	550	611
Income taxes	630	390
Other changes	3
Cash flow from changes in working capital	1,117	(131)
- inventories	966	(553)
- trade receivables	1,033	500
- trade payables	(1,236)	(246)
- provisions for contingencies	46	267
- other assets and liabilities	308	(99)
Net change in the provisions for employee benefits	5	(8)
Dividends received	8,853	6,623
Interest received	210	212
Interest paid	(533)	(588)
Income taxes paid, net of tax receivables received	62	(2)
Net cash provided by operating activities	8,426	6,465
Cash flow from investing activities	(8,045)	(5,575)
- tangible assets	(793)	(1,109)
- intangible assets	(19)	(27)
- investments	(6,752)	(1,962)
- financing receivables held for operating purposes	(404)	(2,477)
- change in payables in relation to investing activities	(77)
Cash flow from disposals	208	892
- tangible assets	9	8
- investments	2	521
- financing receivables held for operating purposes	193	343
- change in receivables in relation to disposals	4	20
Net change in receivables and securities not held for operating purposes	778	(2,202)
Net cash used in investing activities	(7,059)	(6,885)

Cash Flow Statement (continued)

	Full Year
(€ million)	2020	2019
Increase (Reypaments) in long-term debt	2,020	(958)
Repayment of lease liabilities	(337)	(293)
Increase (decrease) in short-term financial debt	(699)	187
Dividends paid	(1,965)	(3,018)
Net purchase of treasury shares		(400)
Issue of perpetual subordinated bonds	2,975
Net cash used in financing activities	1,994	(4,482)
Effect of exchange rate changes on cash and cash equivalents and other changes	(2)
Net increase (decrease) in cash and cash equivalent	3,359	(4,902)
Cash and cash equivalents - beginning of the period	4,752	9,654
Cash and cash equivalents - end of the period	8,111	4,752

BOOSTING OUR TRANSFORMATION

Eni strategic plan 2021-2024: towards zero emissions

“Eni is strongly committed to continue to play a key role in sustainability and innovation, supporting social and economic development in all our activities.

Today we are taking another step forward in boosting our transformation. We commit to the full decarbonization of all our products and processes by 2050. Our plan is concrete, detailed, economically sustainable and technologically proven.

Today we are also announcing the merge of our renewable and retail businesses. With this new entity, our large customer base will continue to grow in synergy with our renewable business.

Additionally, the combination of our bio-refining and marketing businesses will play an important role in delivering sustainable mobility. These initiatives will greatly contribute to the decarbonization of our products, impacting positively on our customers.

Finally, thanks to a strong financial discipline and a resilient cash generation, we can upgrade our distribution policy reflecting the strategic progress of our plan.”

Claudio Descalzi, Eni CEO

San Donato Milanese (Milan), 19 February 2021 – Claudio Descalzi, Chief Executive Officer of Eni, has presented today to the financial community the company’s Strategic Plan for 2021-2024.

STRATEGY HIGHLIGHTS

•	Leading Energy Transition. Decarbonization of operations and products to deliver a mix of entirely decarbonized products.

o	Net Zero emissions at 2050, introducing new target for absolute emissions of -25% at 2030 vs 2018 and -65% at 2040;

o	Net Zero Carbon Intensity by 2050: introducing new intermediate targets of -15% at 2030 instead of 2035. Reduction will reach -40% in 2040.

•	Leveraging Integration. Diversification and expansion of retail and renewables businesses, bio-products and circular economy.

•	Merge of retail and renewable businesses:

o	accelerated growth of customer base to 15 million customers;

o	growth of renewable installed capacity to 15GW by 2030;

o	EBITDA will double in the plan to almost €1bln in 2024.

•	Financial Robustness to absorb price volatility. Selective growth, increased efficiency and right-sizing to ensure value and high returns in all activities.

o	Reduction of group cash neutrality covering capex and dividend floor (0.36€/share) below $40/bbl over the four-year plan.

•	Stakeholder Value Creation. Enhanced remuneration policy:

o	dividend floor set at €0.36 at $43/bbl vs the previous level of $45/bbl;

o	€300mln/year buyback to re-start at $56/bbl. Confirmed buyback at €400mln/year from $61/bbl and €800mln/year from $66/bbl.

DECARBONIZATION

In 2020 Eni announced its target covering scope 1, 2 and 3 emissions, based on its fully comprehensive methodology of GHG assessment, considering all the activities and every traded product, to reach a reduction of its absolute emissions by 80% in 2050.

This year Eni improves this target, committing to reach the complete carbon neutrality by 2050.

Full decarbonization of Eni’s products and operations will be achieved through existing technologies:

•	Bio-refineries: doubling capacity to around 2mln tons by 2024, increasing capacity five times by 2050;

•	Circular economy: larger use of biogas, waste and recycling final products;

•	Efficiency and digital solutions in operations and customer services;

•	Renewables capacity increasing up to 4GW in 2024, 15GW in 2030 and 60GW in 2050, fully integrated with Eni’s clients;

•	Blue and green hydrogen for Eni’s bio-refining system and other hard to abate activities;

•	Natural or artificial carbon capture to remove residual emissions;

•	REDD+ initiatives: offsetting more than 6MTPA of CO2 by 2024 and more than 40MTPA by 2050;

•	CCS projects: total storage capacity of approximately 7MTPA at 2030, 50MTPA at 2050.

In the long term, gas will represent more than 90% of Eni’s production and will support the energy transition as a back-up of intermittent sources.

NATURAL RESOURCES

•	Production: CAGR 4%;

•	Exploration: 2bln boe of new resources in the four-year plan (UEC <$2/boe);

•	Capex at €4bln in 2021, approx. €18bln over the plan (Upstream capex coverage $28/bbl by 2024);

•	Free cash flow generation expected at €2bln in 2021, reaching a cumulative €19bln in the plan period;

•	Synergies between Upstream and Global Gas & LNG: LNG contracts to reach 14MTPA by 2024 (50% growth vs. 2020);

•	Enhanced decarbonization of Upstream and gas marketing operations:

o	CO2 storage capacity of 7MTPA by 2030;

o	REDD+ projects to absorb 6MTPA of CO2 by 2024 and over 20MTPA by 2030

Production will grow at an average of around 4% per year during the plan, mainly organically. For 2021, a transition year before fully recovering from Covid-19, production guidance is confirmed at around 1.7Mboed. During the four-year plan 14 major projects will be brought on stream, operating over 70% of the new production. These are mainly in Angola, Indonesia, Mexico, Mozambique, Norway and United Arab Emirates. In terms of future production mix, around 55% of P1 reserves will be gas in 2024, vs. 50% today. Upstream free cash flow will be in excess of €18bln at Eni scenario in the four-year plan and will amount at approximately €14bln assuming a flat scenario of $50/bbl, covering two times the company’s distribution needs.

Over the four-year plan, Exploration activities will be a distinctive factor as the main source of Eni’s diversification toward gas, fast time-to-market and low breakeven portfolio with an average unit exploration cost below $2/bbl. It will focus on (almost 90%) infrastructure lead and near field opportunities in proven basins, the large part with a high gas potential, targeting 2bln boe of resources.

Upstream capex will amount to around €4.5bln per year on average, of which approximately 50% to fight depletion and 50% devoted to growth. More than 55% of Capex in the last two years of the plan is uncommitted, and this flexibility will allow to absorb price volatility if needed. Upstream capex coverage will drop by almost 10$ to $28/bbl by the end of the plan.

Contractual LNG volumes are expected to exceed 14MTPA by 2024, a 45% growth vs. 2020 levels. This growth will be driven by new projects in Indonesia, Nigeria, Angola, Mozambique and Egypt, where the start-up of Damietta LNG plant has been completed and the first cargo is being loaded.

Reduction of carbon footprint towards net zero emissions is achieved with the contribution of Forestry and CCS initiatives:

•	REDD+ projects to preserve primary and secondary forests are being developed mainly in Africa, South Asia and Latin America, targeting to offset more than 6MTPA of CO2 by 2024 and more than 40MTPA by 2050;

•	the CCS business is synergic with Upstream; it aims to create worldwide storage hubs to decarbonize the company’s own industrial activities, such as power plants and refineries, as well as third parties’ plants. By enhancing the portfolio of CCS projects, Eni targets to reach a total storage of 7MTPA by 2030.

ENERGY EVOLUTION

•	Refining & Marketing:

o	EBIT proforma adj more than doubling in the plan period to €1.4bn;

o	Bio-refineries to be palm-oil free by 2023 with capacity almost doubled to 2MTPA by 2024.

•	G&P retail and renewables merging the two businesses:

o	overall capex for the combined business at €1bln per year;

o	EBITDA proforma adj increased to €1bln in 2024 from €0.6 bln in 2021;

o	Renewables: 4GW by 2024, 15GW by 2030.

•	G&P retail: customers increase to 11 million by 2024.

Energy Evolution is expected to self-sustain its transformation and growth during the plan.

In Refining & Marketing, at a constant scenario, EBIT proforma adj will double in the plan period. Growth will come from:

•	increased bio-refining capacity that will double by 2024;

•	gradual demand recovery after Covid-19 crisis;

•	focus on high margin segments in Marketing, enlarging network in Europe;

•	contribution of ADNOC Refining at full capacity.

Bio-refineries will become palm oil free in 2023, with a growing input of feedstock coming from waste and residues that will account for approx. 80% of the total in 2024 vs. 20% today.

The renewables business will merge with the Gas & Power retail business to further increase integration and synergies and to maximize value generation along the whole green power chain. This merge will leverage Eni’s large customer base, which will grow from 11 to 15 million clients, and will increase supply of renewable power from 4GW to 15GW respectively by 2024 and 2030.

Overall investment for the combined businesses will be €4bln in the four-year plan, mainly related to renewables.

The G&P retail and renewable business will increase the EBITDA proforma to almost €1bln in 2024 from €0.6bln in 2021. Retail will increase EBITDA to €0.7bln by the end of plan, also thanks to an increased share of services, such as distributed solar PV sales and energy efficiency solutions, that will represent above 20% of EBITDA. Renewables will deliver a robust EBITDA proforma of €0.2bln in 2024.

FINANCIAL STRATEGY

•	Average yearly capex at €7bln, of which over 20% allocated to green projects and G&P retail as:

o	increasing renewable capacity and enlarging the customer base;

o	implementing circular economy projects;

o	building incremental bio-refinery capacity.

•	Unlevered IRR for renewable projects in the range of 6-9%;

•	IRR of Upstream projects in execution at 18%;

•	Portfolio disposal plan for an overall gross value in excess of €2bln;

•	Additional business initiatives, similar to Vår in Norway, currently under screening in different countries;

•	CFFO at around €44bln along the plan period at Eni scenario (or €39bln in a flat $50/bbl scenario);

•	Cash neutrality to cover capex needs and floor dividend below $40/bbl at the end of the plan

During the four-year plan Eni will pursue the transformation of its industrial model with increased investments on new businesses. Net capital employed in these activities will reach 10% of the total, doubling the current level.

The focus on short cycle initiatives will allow the company to maintain a high degree of flexibility, limiting unproductive capital – mainly linked to more complex and long-term projects – within 20% of total investments.

The internal rate of return of Upstream projects in execution amounts to 18% and even assuming 20% lower prices it remains a robust 16%. Unlevered IRR for renewable projects is in the range of 6-9% and will be double-digit after financing.

Portfolio management will allow to extract extra value from assets and dispose of non-core businesses. The disposal plan will reach an overall gross value exceeding €2bln, and most of these proceeds will be reinvested in acquisitions for portfolio reshaping.

Cash flow from operation before working capital is expected at around €8bln in 2021 and is expected to increase by €5bln by 2024. This, combined with the capex flexibility of Eni portfolio, will ensure the strength of the plan and a free cash flow cumulated generation of €12bln at $50 Brent, growing to €17bln at Eni scenario.

Remuneration Policy

The remuneration policy approved last July by the Board of Directors was structured as follows:

•	a dividend composed of a €0.36 per share floor when the annual Brent scenario is at least $45/bbl, and a variable component increasing when the Brent price rises above $45 up to $60;

•	a €400mln share buyback plan restarting when the Brent price rises above $61/bbl, and a €800mln share buyback for a Brent price above $65/bbl.

The enhanced policy now approved by Eni’s Board is structured as follows:

•	The dividend floor will start from a Brent annual price scenario of $43/bbl, two dollars lower than the previous level, and then it will increase as a growing percentage between 30-45% of the incremental Free Cash Flow generated by a scenario between $43 and $65. Overall, this is equivalent to a dividend growth of approximately 8% compared to the prior policy. The dividend will be paid in two equal installments in September and May;

•	Moreover, a €300mln share buyback per year will restart in the case of a Brent price of $56/bbl, lower than the prior triggering level. Buyback will rise to €400 million from $61/bbl and to €800mln per year from $66/bbl as per prior policy.

The above annual price scenario will be defined in July at the half year financial result presentation.

For further information on the presentation and to follow the live streaming please visit: www.eni.com

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